Caracas, January 6, 2004

04 FEB 12 7:21

Securities and Exchange Commission
Attention. Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

COMMISION FILE
No. 82-3080

04012797

Ref.: Siderúrgica Venezolana SIVENSA, S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission **File No. 82-3080**

SUPPL

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g-3-2 (b) thereunder.

Sivensa´s file number is referenced above and been placed on the upper right hand corner of each single page and on the first page each bound document enclosed herewith.

Very Truly Yours,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

María Ignacia Curé
Alternate Judicial Representative

COMMISION FILE
No. 32-3030

04 FEB 12 PM 7:21

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707 6280
Fax: 58-212-707.6352
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

SIVENSA ANNOUNCES RESULTS FOR FIRST QUARTER FISCAL YEAR 2004

CARACAS, JANUARY 30, 2004. Siderúrgica Venezolana Sivensa S.A. reported consolidated sales of US$ 84.3 million for the first quarter of fiscal 2004 ended December 31 last year, an increase of 70.6% over the sales of US$ 49.4 million in the same quarter of fiscal 2003. Operating profit was US$ 12.6 million, compared with US$ 2.4 million in the October-December 2002 period. The company reported a net profit of US$ 6.3 million, versus a net loss of US$ 4.1 million in the same period of the previous fiscal year.

The increase in sales was mainly due to the comparison of this quarter with October-December 2002, when economic activities were affected by the national strike in December. The factors that favored Sivensa's sales in the period were: on the international market, the higher prices for reduced-iron briquettes and steel; and on the domestic market, increased public spending and a strengthening of consumption of local goods fuelled by the expansion of liquidity.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

Sidetur's sales in the October-December 2003 quarter were US$ 39.1 million, 84% higher than in the same period of the previous fiscal year. Sales improved in various product segments related to construction and manufacturing in the domestic market, along with export sales, especially to Colombia.

The improvement in sales is attributable to: 1) the comparison with the quarter of 2002 affected by the political events; 2) an increase in investment in public works and the expansion of liquidity in bolivars, as mentioned above; and 3) the recent rise in steel prices on the international market.

Pre-Reduced Sector

International Briquettes Holding reported sales of US$ 26.2 million in October-December 2003 in comparison with US$ 14.1 million in the same period of 2002. Venprecar's production in the

quarter was 197,951 MT compared with 141,401 MT in the same period of the last fiscal year, when Venprecar's operations were affected by interruptions in the gas supply.

Briquette prices on international markets rose substantially in the period. The price of briquettes on-barge, Port of New Orleans, United States, averaged US$ 174.7/MT in the October-December 2003 quarter, compared with US$ 113.3/MT in the same period of the year before[1]. The higher prices were caused by stronger demand for metallics in Asia, particularly China, and the shortage of scrap on the US, European and Asian markets.

Orinoco Iron Plant

The Orinoco Iron plant produced 174,890 MT in the October-December 2003 period, compared with 142,534 MT in the same period of previous year when the plant was affected by interruptions in the gas supply[2].

Wire Sector

Vicson's sales of wire and wire products, including the Proalco subsidiary with operations in Colombia, totaled US$ 18.2 million, 37% more than in the October-December 2002 period. The increase in sales is basically in response to the conditions in the Venezuelan economy already commented on.

Appointments

On October 1, 2003, Armando Rondón, with 25 years' experience in Sivensa and its subsidiary companies, moved to the post of general manager of Vicson. He has held various positions in company management, occupying at the date of his recent appointment the position of corporate planning manager in Sivensa. At the end of fiscal 2003, Alejandro Sanánez, who was general manager of the Vicson division, moved to take up an important position in Bekaert Group - Sivensa´s partner in Vicson.

Neil Malloy, who since 2000 has held the post of executive president of IBH, will also assume, from February 1 this year, the positions of executive president of Orinoco Iron, and general director of Venprecar. He has held various management posts in Sivensa companies since 1977, and was responsible for the design of the financing structures for the direct-reduction projects.

[1] Average calculations by Orinoco Iron based on monthly data published by the CRU-Monitor / Steel, metallics, scrap, DRI & pig iron.

[2] Further details regarding IBH results, are available in the IBH First Quarter Report, fiscal year 2004, at www.ibh.com.ve.

Alberto Hassan expressed his wish to leave the posts of executive president of Orinoco Iron and general director of Venprecar from February 1 this year. Starting in 1980, Alberto Hassan has had a long career in IBH. He made an important contribution to the operation of the Fior plant, the construction and successful start-up of the Venprecar plant, and the construction and operation of the Orinoco Iron plant.

Restructuring of the Sivensa debt and other financial aspects

As we have reported on previous occasions, Sivensa and its wholly-owned subsidiary Sidetur restructured their financial debt in May 2002. Payment of the restructured liabilities will be financed mostly from Sidetur's operating cash flows. The restructuring agreement on the bank debt of Sivensa and Sidetur, whose terms and conditions were approved by the Shareholders' Meeting of January 2002, establishes, among other conditions, restrictions on dividend declarations and payments until the full amount of the debt is paid, as well as possible additional capitalizations by the creditor banks. Also, the IBH and Venprecar subsidiaries have issued guarantees in favor of the creditor financial institutions of Orinoco Iron related to a loan received by the latter company to finance its industrial facilities. This loan is in process of restructuring. More details of the restructuring of the Sivensa debt and the guarantees issued by IBH and Venprecar, aspects that are an essential part of the analysis of the company's financial situation, can be found in the notes to the Sivensa audited financial statements at September 30, 2003 (see www.sivensa.com.ve).

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation composed of three divisions: Sidetur, producer of billets for the rolling industry and finished steel products for the construction and infrastructure industry; International Briquettes Holding, IBH, which, through its direct reduction plant, Venprecar, produces iron briquettes for sale on international markets as high-quality raw material for steel mills; and Vicson, producer of wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: in the Vicson division: Bekaert Corporation; and in the IBH division: CVG Ferrominera Orinoco and BHP Billiton. At December 31, 2003 the Sivensa workforce was 2,615.

SIDERURGICA VENEZOLANA "SIVENSA", S.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Thousands of US dollars)
According to International Accounting Standards (IAS)

		December 31,
	2003	2002*
Assets		
Current Assets:		
Cash and cash equivalents	27,500	36,523
Accounts receivable:		
Customers and others	59,998	30,380
Related Companies	8,031	2,584
Advances to suppliers	7,965	7,394
Inventories	49,736	38,257
Prepaid expenses and other assets	2,553	2,097
Total current assets	155,783	117,235
Investments in shares and lands	12,468	11,670
Investments in affiliates accounted for under the equity method	-	
Property, plant and equipment	361,456	370,795
Related companies	161	1,265
Deferred taxes	755	799
Spare parts and other long term assets	17,805	20,079
Total assets	548,428	521,843
Liabilities and shareholders' equity		
Current liabilities		
Bank loans and other	9,656	31,560
Accounts payable:		
Suppliers	25,085	15,982
Related companies	29,630	25,895
Profit sharing, vacations and other personnel accruals	4,729	3,035
Taxes	3,361	2,224
Other current liabilities	14,080	12,589
Total current liabilities	86,541	91,285
Long term loans	237,947	232,341
Accrual for employee termination benefits, net	7,780	6,891
Other liabilities	7,085	3,801
Deferred taxes	23,823	33,835
Total liabilities	363,176	368,153
Minority interest	79,360	77,225
Shareholders' equity	105,893	76,465
Total liabilities, minority interests and shareholders' equity	548,428	521,843

*For comparative purposes, the financial statements of the year 2002, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Thousands of US dollars)
According to International Accounting Standards (IAS)

	Quarter ended December 31, 2003	2002*
Net sales:		
Exports	37,524	18,944
Local	46,762	30,417
	84,286	49,361
Cost of sales	(67,030)	(42,332)
Gross income (loss)	17,256	7,030
General, administrative expenses	(4,646)	(4,625)
Operating income (loss)	12,610	2,405
Interest and other financial expenses	(4,034)	(5,185)
Exchange gain (loss), net	(459)	(1,343)
	(4,493)	(6,528)
Other income (expenses) net	278	(231)
Income (loss) before taxes and minority interest	8,395	(4,355)
Taxes	(377)	(638)
Income (loss) before minority interest	8,018	(4,993)
Minority Interest	(1,749)	937
Net profit (loss)	6,269	(4,055)

*For comparative purposes, the financial statements of the year 2002, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.

Siderúrgica Venezolana SIVENSA, S.A.

Informe Anual 2003

SIVENSA

Siderúrgica Venezolana Sivensa S.A.

Informe Anual 2003

Capital Autorizado:	Bs. 141.190.196.480
Capital Suscrito y Pagado:	Bs. 70.595.098.240

Siderúrgica Venezolana SIVENSA S.A. es una corporación venezolana que comprende tres divisiones: Sidetur, dedicada a la manufactura de palanquillas para la industria laminadora, y productos de acero terminados para la industria de la construcción e infraestructura; International Briquettes Holding, IBH, la cual, a través de su planta de reducción directa, Venprecar, produce briquetas de mineral de hierro para ser comercializadas en los mercados internacionales como materia prima de alta calidad de las acerías; y Vicson, que fabrica alambres y productos de alambre para los sectores de manufactura, construcción, agrícola e infraestructura. Los socios de Sivensa son: en la división Vicson: Bekaert Corporation, y en la división IBH: CVG Ferrominera Orinoco y BHP Billiton. La fuerza laboral de Sivensa, incluyendo a la empresa afiliada Orinoco Iron, al 30 de septiembre de 2003 fue de 2.560 trabajadores.





Junta Directiva

Directores
Oscar Augusto Machado K.
Henrique Machado Zuloaga
Reinaldo Cervini
Luis I. Mendoza (h)
Gustavo J. Vollmer
Pedro Palma Carrillo
José María Fragachán
Carlos M. Áñez

Directores Suplentes
Armando Loynaz Reverón
María Corina Machado
Arnold Volkenborn
Gonzalo Mendoza
Bruno L. Bortesi
Carlos Luis Romero
Neil Malloy
Renny López

Comité Ejecutivo

Presidente
Oscar Augusto Machado K.

Presidente Ejecutivo de IBH
Neil J. Malloy

Director Corporativo Legal y de Auditoria
Héctor J. Peña

Director Corporativo de Finanzas
Gustavo Machado

Director General de Vicson
Alejandro Sanánez

Presidente Ejecutivo de Orinoco Iron
Alberto Hassan

Director General de Sidetur
Nicolás Izquierdo



Estos factores, aunados al ambiente de inestabilidad política, profundizaron la contracción económica que ya venía evidenciándose desde el año fiscal anterior, con una nueva disminución en la demanda de bienes y servicios y una caída más marcada de la inversión nacional y extranjera. El Producto Interno Bruto experimentó un descenso de 15,23% durante el año fiscal, compuesto por una baja del sector petrolero de 21,70% y del sector no petrolero de 11,81%[1].

Entorno internacional

La producción siderúrgica mundial aumentó en 8,5% al pasar de 857 millones de toneladas métricas en el lapso octubre 2001-septiembre 2002, a 930 millones de toneladas métricas en el período octubre 2002-septiembre 2003[2]. Este aumento en la producción se debió principalmente a la actividad siderúrgica de China, cuya economía continúa creciendo a altas tasas anuales, con efectos en un conjunto de industrias en todo el mundo. Debido a la sostenida demanda, los precios de los productos de acero terminados y semiterminados en el mercado internacional experimentaron un alza durante el período comprendido entre octubre de 2002 y septiembre de 2003, con respecto al mismo lapso del año anterior.

Mercados

Acero: El Producto Interno Bruto de la construcción registró una caída de 39,87%[3], en el lapso octubre 2002–septiembre 2003, como reflejo de la recesión económica del período.

En el mercado internacional, los precios de la palanquilla y la cabilla aumentaron alrededor de 20%, mostrando una tendencia al alza durante el ejercicio de doce meses finalizado el 30 de septiembre de 2003.

En diciembre de 2003, después del cierre del ejercicio fiscal, el gobierno de los Estados Unidos de América, dio por terminada la medida de salvaguarda temporal que entró en vigencia en el mes de marzo del año 2002, por considerar que durante los 21 meses de vigencia de la protección, la industria siderúrgica había logrado aumentar su productividad y competitividad.

Briquetas: Durante el ejercicio fiscal, se registró un aumento en los precios de los metálicos (chatarra, arrabio y briquetas) en los mercados de Estados Unidos, Europa y Asia. El precio promedio de la briqueta descargada sobre gabarra en el Golfo de los Estados Unidos de América (Nueva Orleáns) experimentó un aumento de 38,6% en el lapso octubre 2002-septiembre 2003, en comparación con el mismo período del año anterior[4]. El precio promedio registrado en el ejercicio fiscal 2003 fue el más alto alcanzado por las briquetas de mineral de hierro en los últimos 5 años. Los factores que ocasionaron este incremento fueron, básicamente, la alta demanda de metálicos en el mercado internacional liderizada por China, escasos volúmenes de inventario de chatarra y arrabio en los países europeos y asiáticos, y baja disponibilidad de briquetas.

Alambre: El mercado nacional del alambre y productos de alambre también se vio afectado por la caída de la actividad económica interna, especialmente en los sectores agrícola y construcción. El sector de infraestructura se mantuvo estable a niveles bajos (apoyado principalmente por un mayor consumo de alambres para armadura de cables submarinos) y el sector manufactura presentó una leve disminución en comparación con el año anterior.

1 Fuente: Metroeconómica
2 Fuente: IISI worldsteel.com
3 Fuente: Metroeconómica
4 Porcentajes calculados por Orinoco Iron a partir de datos mensuales publicados por CRU Monitor, Steel, Metallics, Scrap and Pig Iron.

Resultados [5]

• Ventas de US$ 249,9 millones, 8,7% inferiores a las ventas de US$ 273,6 millones reportadas en el año anterior. El nivel de ingresos en el año 2003 es el resultado de menores ventas en los sectores de acero y alambres y del crecimiento de las ventas en el sector de briquetas.

• Utilidad Operativa: A pesar de la disminución en las ventas de Sivensa, la utilidad operativa pasó de US$ 5,0 millones en el ejercicio fiscal 2002 a US$ 33,6 millones en el ejercicio fiscal 2003. Estos resultados se deben a una mejora en los costos en bolívares de ciertos insumos, y al continuado esfuerzo por reducir y controlar los gastos de administración en las divisiones Sidetur, Vicson e IBH. Esta última división, además, se vio favorecida por un incremento significativo en los precios de la briqueta, como se mencionó anteriormente.

• Intereses y otros gastos de financiamiento por US$ 16,3 millones, en comparación con US$ 28,4 millones registrados en el lapso fiscal anterior. La reducción registrada en este renglón en el año 2003 se debe a que durante todo el período fiscal se aplicaron los términos de la reestructuración de la deuda que entró en vigor en mayo del 2002. Adicionalmente, el lapso contable 2002 reflejó el pago total de los gastos correspondientes al primer acuerdo de reestructuración con la banca, monto que, de haberse mantenido el primer convenio, se hubiera amortizado durante los años de su vigencia.

• Utilidad Neta de US$ 4,2 millones, en comparación con la pérdida neta US$ 88,4 millones del año anterior.

• Partidas no Comparables con el ejercicio fiscal 2002:

Tal como se informó el año anterior, al cierre del ejercicio fiscal 2002, Sivensa reconoció provisiones equivalentes al valor según libros al 30 de septiembre de 2002 de dos inversiones: 1) las compañías que integran la Asociación de su filial IBH con BHP Billiton (Orinoco Iron, Operaciones RDI, Brifer e IBMS) por US$ 26,7 millones, y 2) su inversión en la Siderúrgica del Orinoco, Sidor, a través de su participación en el consorcio Amazonia, por US$ 30,0 millones. Dichos registros totalizaron US$ 56,7 millones como *Provisión para inversiones en acciones* en el ejercicio fiscal 2002.

Adicionalmente, por concepto de la participación de Sivensa en la asociación con BHP Billiton, a través de la filial IBH, en el año 2002 se registró una pérdida en *Participación patrimonial en los resultados de afiliadas* de US$ 27,6 millones.

Como ha sido informado en ocasiones anteriores a través de nuestros reportes a los accionistas, debido a la provisión realizada a finales del año 2002 por las pérdidas en la asociación de IBH con BHP Billiton, los resultados del año 2003 no registran cargos en las dos partidas arriba citadas.

Ventas consolidadas locales y de exportación

Las ventas consolidadas de Sivensa en el mercado local se ubicaron en US$ 137,2 millones, lo que representa el 54,9% de las ventas de Sivensa en el ejercicio fiscal 2003 y es 19,8% inferior a las ventas nacionales registradas en el período fiscal 2002. Las exportaciones de Sivensa en el ejercicio totalizaron US$ 112,7 millones. Este monto refleja un aumento de 9,8% con respecto al monto exportado en el ejercicio fiscal anterior.





5 La información financiera de Sivensa correspondiente al año fiscal 2002 ha sido reestructurada para reflejar con efecto retroactivo, para fines comparativos, la revaluación de los activos realizada por tasadores independientes en el año 2003. Ver Nota 2r del Informe de los Contadores Públicos Independientes incluida en esta publicación.

Análisis por Sectores de Negocio



malla electrosoldada

SECTOR ACERO

Las ventas de acero fueron de US$ 119,0 millones, lo que representa una disminución de 16,8% con respecto al año fiscal 2002.

Sidetur logró impulsar las ventas de exportación de productos terminados, especialmente a Colombia y al Caribe, con lo que se logró aliviar en parte el efecto por la caída de las ventas locales. Asimismo, las ventas internas de aceros especiales laminados, dirigidos al mercado nacional también registraron un repunte.





briquetas

SECTOR BRIQUETAS

Las ventas de IBH resultaron 27,6% superiores a las del año fiscal anterior, al ubicarse en US$ 70 millones en el año fiscal 2003[6]. Este incremento en las ventas se explica por el aumento en los precios internacionales de la briqueta. La producción de Venprecar se ubicó en 557.009 TM en comparación con la producción de 571.792 TM registrada en el período contable 2002. La reducción en la producción de la planta se debió a las fallas en el suministro de gas, como consecuencia del paro realizado en diciembre de 2002 y enero de 2003, y a la parada mayor para cambiar los tubos del reformador de gas. El desempeño operativo de la planta después de la sustitución de equipos del reformador de gas ha sido satisfactorio, y los niveles de producción han respondido a las nuevas y mejores condiciones de la planta, llegando a niveles de diseño.

6 Recuérdese que IBH sólo consolida a la empresa Venprecar.

Sector Alambre

Las ventas de alambre y productos de alambre de Vicson consolidado, incluyendo las operaciones de Proalco en Colombia, se ubicaron en US$ 65,6 millones, en comparación con las ventas de US$ 72,4 millones en el ejercicio fiscal 2002. Es de destacar que el crecimiento en las actividades en las plantas de Colombia, compensó parcialmente la disminución de las ventas en Venezuela.

El proyecto para instalar una nueva línea de galvanizado en caliente en la planta Muña, ubicada en Bogotá, Colombia, se ejecutó de acuerdo con el presupuesto establecido, iniciando sus operaciones el pasado mes de septiembre. La inversión en esta planta representa una parte fundamental de la estrategia de la empresa para posicionarse en el mercado colombiano con productos de alta calidad. La estabilización de las operaciones en la planta de Muña permitirá a Proalco una mayor autonomía para hacer frente a los requerimientos del mercado.



estantillo aéreo





Calidad: ISO 9001-2000

En el ejercicio fiscal, las divisiones Sidetur, IBH y Vicson, reportaron progresos en la adaptación al nuevo estándar de calidad ISO 9001-2000, que ha suplantado a las anteriores normas establecidas por la International Standard Organization (ISO), y que responde a parámetros más complejos referidos a todos los procesos administrativos y operacionales. Los avances registrados en este sentido fueron los siguientes:

- En Sidetur, se adelantaron las auditorias externas en las plantas de la empresa que se rigen por la norma ISO 9001-2000.

- En IBH, se avanzó en la actualización de los procedimientos para adecuarlos a los nuevos métodos de medición, que permitirán optimizar la gerencia de la calidad en las diferentes áreas donde es aplicable la Norma ISO.

- Vicson obtuvo la renovación de las certificaciones ISO y API bajo la norma revisada ISO 9001-2000 con enfoque de procesos.

Aspectos relacionados con el régimen de control de cambio

Como ya se indicó en este informe, a partir del mes de febrero se estableció un nuevo régimen de control de cambio en Venezuela, fijando una tasa de Bs. 1.596/US$ para la compra y Bs. 1.600/US$ para la venta. Asimismo, se creó la Comisión de Administración de Divisas (CADIVI), la cual tiene como atribuciones la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones para la ejecución del nuevo régimen de control cambiario.

Entre otros aspectos, CADIVI emitió providencias para el registro de la deuda externa neta del sector privado existente al 22 de enero de 2003. En atención a estos lineamientos, Sidetur cumplió los requisitos para la inscripción y registro de su deuda externa neta al 22 de enero de 2003. Esta deuda está compuesta por US$ 249,7 millones correspondientes a deuda financiera y US$ 570 mil de deuda comercial.

Dicho registro fue aprobado por CADIVI, según comunicación emitida por este organismo el 14 de octubre de 2003.

Pagos a instituciones financieras

El 25 de enero del año 2002, los accionistas de Sivensa reunidos en asamblea, aprobaron el acuerdo de reestructuración de la deuda de Sivensa y su filial Sidetur. La aplicación de los términos de la reestructuración se hizo efectiva a partir del mes de mayo del mismo año, fecha en la cual la deuda registraba un monto de US$ 255 millones.

Durante el ejercicio fiscal finalizado el 30 de septiembre de 2003, Sivensa y Sidetur pagaron US$ 15,4 millones de capital y US$ 6,98 millones de intereses.

Consorcio Amazonia y SIDOR

El 20 de junio del presente año el Consorcio Siderurgia Amazonia Ltd. (Amazonia) del cual Sivensa forma parte, y la Siderúrgica del Orinoco C.A. (Sidor), alcanzaron un acuerdo con sus acreedores financieros y con el gobierno de la República Bolivariana de





Venezuela, para la reestructuración de las deudas financieras de Sidor y Amazonia. El acuerdo contempla lo siguiente: la deuda financiera se reduce de US$ 1.883 millones a US$ 791 millones; los accionistas de Amazonia –a excepción de Sivensa– realizaron un aporte de US$ 133,5 millones; el Estado Venezolano incrementó su participación en Sidor de 30% a 40,3%, y las garantías dadas por los accionistas de Amazonia por la deuda de Sidor se anularon totalmente y se reemplazaron por otras garantías sobre los activos fijos de Sidor, conjuntamente con las acciones de Amazonia y las acciones de Sidor en poder de Amazonia. Estas últimas se otorgaron a favor de los acreedores financieros de Sidor. Como consecuencia de esta reestructuración, Sivensa disminuyó su participación en Amazonia de 13,25% a 3,4%, y Amazonia redujo su participación en Sidor de 70% a 59,7%.

Dado que al cierre del ejercicio fiscal 2002, Sivensa realizó una provisión anticipando esta reestructuración de la deuda de Sidor y Amazonia, el acuerdo arriba mencionado no tuvo ningún efecto en los estados financieros del período fiscal 2003.

Reestructuración de la deuda de Orinoco Iron

Orinoco Iron es una de las empresas de la asociación a partes iguales de IBH con la corporación anglo-australiana BHP Billiton. En el año 1997, Orinoco Iron contrató un financiamiento de US$ 613 millones para desarrollar, construir y operar su planta de reducción directa de briquetas de mineral de hierro utilizando la nueva tecnología FINMET. Dicho endeudamiento fue garantizado a partes iguales por las dos empresas de la Asociación: IBH y BHP (ahora BHP Billiton).

Desde el inicio de sus operaciones, en el año 2000, los resultados financieros de Orinoco Iron se han visto afectados por factores tales como retrasos en el arranque de la planta, demoras asociadas a la adaptación de la nueva tecnología, fallas encontradas en ciertos equipos que luego fueron sustituidos por los fabricantes, altos costos de producción y bajos precios internacionales de la briqueta. Como consecuencia de ello, en los años 2003, 2002 y 2001, Orinoco Iron no pudo cumplir con las condiciones de pago y ciertos términos ("covenants") establecidos en los contratos de la deuda.

En marzo del año 2001, BHP Billiton anunció que declararía como perdida su inversión en Orinoco Iron, y que cesaría de hacer contribuciones adicionales en el proyecto. Seguidamente, BHP Billiton pagó a los bancos acreedores de Orinoco Iron la suma correspondiente a su participación de 50% en la deuda contraída para construir la planta. Al presente, Orinoco Iron y BHP Billiton se encuentran negociando con los bancos acreedores la reestructuración del 50% restante de la deuda, que monta, al 30 de septiembre de 2003, a US$ 364 millones, y corresponde a la porción garantizada por IBH y Venprecar. La continuidad de las operaciones de IBH depende de que se logre una solución para la situación financiera de Orinoco Iron.

La gerencia de Venprecar, IBH y Orinoco Iron han preparado un plan estratégico que haría viable







el pago de la deuda por parte de Orinoco Iron. Este plan contempla negociaciones con BHP, con las entidades financieras y con los principales proveedores. Asimismo, considera la posible incorporación de nuevos accionistas, y persigue el incremento de la producción para reducir los costos por tonelada métrica de Orinoco Iron.

Sivensa no ha registrado ningún tipo de pasivo contingente asociado a la situación de reestructuración de la deuda de Orinoco Iron por considerar que de lograrse la ejecución del plan estratégico mencionado, Orinoco Iron estará en capacidad de pagar su deuda.

Como se informó en el reporte correspondiente al tercer trimestre del ejercicio fiscal de IBH, en el mes de junio de 2003, IBH, los bancos acreedores de Orinoco Iron y la Corporación Venezolana de Guayana (CVG), crearon una comisión para estudiar alternativas y definir los términos de reestructuración que garanticen la operatividad de Orinoco Iron en el largo plazo. La participación de CVG Ferrominera Orinoco y CVG EDELCA, proveedoras de mineral de hierro y electricidad, respectivamente, ha sido fundamental tanto para alcanzar la situación operativa actual de Orinoco Iron, como para apoyar los esquemas de reestructuración analizados hasta la fecha. La comisión ha trabajado en un conjunto de propuestas que eventualmente contribuirán a lograr los acuerdos necesarios para la reestructuración de la deuda de la empresa.

FUNDAMETAL

El Centro de Conocimiento Aplicado Fundametal, una organización sin fines de lucro promovida por Sivensa, incrementó sus actividades durante el ejercicio fiscal. Entre sus logros y programas destacan: ampliación de la cobertura de clientes hacia los sectores industriales y de servicios; entrenamiento de técnicos para cumplir labores en la planta de mejoramiento de crudos pesados Ameriven, ubicada en el condominio de Jose, Estado Anzoátegui; crecimiento del servicio de asesoría externa (outsourcing) en la gestión de Adiestramiento y Desarrollo, aprovechando la plataforma tecnológica diseñada por Fundametal, y ejecución de inversiones destinadas a la próxima aplicación del mercadeo electrónico de servicios.

La Junta Directiva

Caracas, 9 de diciembre de 2003.



Estructura organizativa

Centro
de Conocimiento
Aplicado
FUNDAMETAL

División
SIDETUR

**SIDERÚRGICA
DEL TURBIO, S.A.
"SIDETUR"**
SIVENSA 100%

**SIDERÚRGICA
VENEZOLANA
"SIVENSA" S.A.**

División
IBH

IBH
SIVENSA 68,7%
Acciones comunes 18,1%
CVG Ferrominera
Orinoco 13,2%

División
VICSON

VICSON, S.A.
SIVENSA 50,002%
BEKAERT 49,998%

PROCESO DE ACERÍA
Cap. Instalada Total: 835.000 TM/año

Barquisimeto
Cap. Instalada:
375.000 TM/año
Producto: Palanquillas
SIDETUR 100%

Casima
Cap. Instalada:
460.000 TM/año
Producto: Palanquillas de aceros comunes y especiales
SIDETUR 100%

PROCESO DE LAMINACIÓN
Cap. Instalada Total: 615.000 TM/año

Antímano
Cap. Instalada:
360.000 TM/año
Producto: Cabillas y barras
SIDETUR 100%

Barquisimeto
Cap. Instalada:
120.000 TM/año
Productos: Angulos y vigas
SIDETUR 100%

Guarenas
Cap. Instalada:
75.000 TM/año
Productos: Cabillas, barras, vigas, ángulos y pletinas
SIDETUR 100%

Lara
Capacidad:
60.000 TM/año
Productos: Barras, ángulos y pletinas
SIDETUR 100%

PROCESO DE ELECTROSOLDADO
Cap. Instalada Total: 67.000 TM/año

Valencia
Cap. Instalada:
67.000 TM/año
Productos: Mallas y cerchas
Sidepanel: 850.000 m²/año
SIDETUR 100%

PROCESO DE RECOLECCIÓN DE CHATARRA
Cap. Instalada Total: 600.000 TM/año

Centros de Acopio en:
Caracas, Santa Lucía, Valencia, Cagua, Barquisimeto, Maracaibo, Ciudad Ojeda, El Vigía, Barcelona, Maturín, El Tigre, Puerto Ordaz

VENPRECAR
Cap. Instalada Total: 815.000 TM/año
Proceso: Midrex. Producto: Briquetas
IBH: 99,6%

ASOCIACION IBH: 50% BHP Billiton: 50%

Orinoco Iron
Proceso: Finmet
Producto: Briquetas
Cap. Instalada:
2.2 MM TM/año

Operaciones RDI
Antigua Planta Fior
Cap. Instalada:
400.000 TM/año
(Inactiva)

BRIFER
Tecnología, Patentes y Marca Finmet

PLANTA VALENCIA
Alambre industrial, especial y comercial
VICSON 100%

PLANTA SAN JOAQUÍN
Cables de acero
Productos de alambre
VICSON 100%

Productora de Alambres Colombianos, S.A. Proalco
VICSON 50,25%
IDEAL ALAMBREC 16,75%
GRUPO COLOMBIANO 33%

Siderúrgica Venezolana Sivensa S.A. y sus filiales

Informe de los Contadores Públicos Independientes y Estados Financieros Consolidados en Dólares Estadounidenses de Conformidad con Normas Internacionales de Contabilidad (NIC)

30 de septiembre de 2003

OPINION DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y la Junta Directiva de
Siderúrgica Venezolana "Sivensa", S.A.

1) Hemos examinado los balances generales consolidados de Siderúrgica Venezolana "Sivensa", S.A. y sus filiales (Grupo Sivensa o el Grupo) al 30 de septiembre de 2003 y 2002, y los estados consolidados conexos de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por los años finalizados el 30 de septiembre de 2003 y 2002. La preparación de dichos estados financieros consolidados con sus notas es responsabilidad de la gerencia del Grupo Sivensa. Nuestra responsabilidad es la de expresar una opinión sobre tales estados financieros consolidados con base en nuestros exámenes. Los estados financieros consolidados incluyen las cuentas de la filial Vicson, poseída en un 50,002%, los cuales muestran un total de activos consolidados al 30 de septiembre de 2003 por unos US$92,8 millones (US$82,8 millones en el 2002) y una utilidad neta consolidada por el año finalizado el 30 de septiembre de 2003 de unos US$1,5 millones (US$0,9 millones en el 2002). Los estados financieros consolidados de esa filial fueron examinados por otros contadores públicos independientes, cuyo dictamen nos fue suministrado y nuestra opinión aquí expresada, en relación con los importes y divulgaciones correspondientes a la referida filial, se basa únicamente en el dictamen de los otros contadores públicos.

2) Efectuamos nuestros exámenes de acuerdo con normas internacionales de auditoría. Esas normas requieren que planifiquemos y efectuemos los exámenes para obtener una seguridad razonable de que los estados financieros no incluyan errores significativos. Un examen incluye las pruebas selectivas de la evidencia que respalda los montos y divulgaciones en los estados financieros; también incluye la evaluación de los principios de contabilidad utilizados y las estimaciones contables importantes hechas por la gerencia, así como de la adecuada presentación de los estados financieros. Consideramos que nuestros exámenes y el informe de los otros contadores públicos independientes proporcionan una base razonable para sustentar nuestra opinión.

A los Accionistas y la Junta Directiva

3) Nuestra opinión de fecha 10 de diciembre de 2002 sobre los estados financieros al 30 de septiembre de 2002 contenía una salvedad debido a que el Grupo no disponía de avalúos recientes para la presentación de sus edificios, maquinarias y equipos, determinados por tasadores independientes. Como se explica en la Nota 2-r a los estados financieros consolidados, durante el 2003 el Grupo obtuvo nuevos avalúos, los cuales fueron utilizados para la actualización de los valores de sus activos fijos. Igualmente, los estados financieros al 30 de septiembre de 2002, y del año finalizado a esa fecha, fueron reestructurados a fines de dar efecto retroactivo a los nuevos avalúos, y reconocer los efectos de impuesto sobre la renta diferido correspondientes. Por consiguiente, nuestra opinión sobre dichos estados financieros consolidados al 30 de septiembre de 2002 y del año finalizado a esa fecha, luego de la reestructuración antes señalada, difiere de la expresada con fecha 10 de diciembre de 2002, en lo referente a dicho asunto.

4) En nuestra opinión, basados en nuestros exámenes y en el dictamen de los otros contadores públicos independientes, los estados financieros consolidados adjuntos examinados por nosotros presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Siderúrgica Venezolana "Sivensa", S.A. y sus filiales al 30 de septiembre de 2003 y 2002, y los resultados de sus operaciones y los flujos de efectivo por los años finalizados el 30 de septiembre de 2003 y 2002, de conformidad con Normas Internacionales de Contabilidad (NIC).

5) Sin calificar nuestra opinión, llamamos la atención a la Nota 1 a los estados financieros. Durante el año 2002 y anteriores, el Grupo incurrió en pérdidas importantes, afectando negativamente su situación financiera. Por otra parte, las acciones y activos de las filiales International Briquettes Holdings y Venezolana de Prerreducidos Caroní "Venprecar", C.A., pertenecientes al Grupo, están dados en garantías sobre una porción de un préstamo a largo plazo contratado por la afiliada Orinoco Iron. Dicha afiliada no ha podido cumplir con las condiciones de pago y ciertos compromisos (covenants) establecidos en dicho contrato de préstamo, lo cual origina que dicho préstamo sea considerado por los bancos acreedores como de plazo vencido. La porción garantizada por las antes mencionadas filiales del Grupo

(2)

A los Accionistas y la Junta Directiva

es de US$364 millones. No es posible anticipar el resultado final de estas situaciones, y no se ha registrado en los estados financieros consolidados adjuntos, ninguna provisión para cualquiera obligación, de haberla, que pudiese resultar de las mismas.

ESPIÑEIRA, SHELDON Y ASOCIADOS

Luis Rincón R.
CPC 4768

Caracas, Venezuela
9 de diciembre de 2003

(3)

BALANCE GENERAL CONSOLIDADO

(Miles de dólares estadounidenses)

	30 de septiembre de	
	2003	2002 *
ACTIVO		
Activo circulante:		
Efectivo y sus equivalentes	38.049	34.307
Inversiones negociables (Nota 6)	1.248	-
Cuentas por cobrar -		
Comerciales y otras (Nota 3)	43.924	31.247
Compañías relacionadas (Notas 7 y 18)	6.929	2.121
Anticipos a proveedores	4.102	2.631
Inventarios (Notas 4 y 9)	41.894	34.598
Gastos prepagados, impuesto diferido y otros activos circulantes (Nota 13)	3.137	2.003
Total activo circulante	139.283	106.907
Propiedades, plantas y equipos a valores revaluados, neto (Notas 5 y 10)	366.306	377.915
Inversiones disponibles para la venta (Nota 6)	12.470	12.663
Cuentas con compañías relacionadas (Nota 18)	161	1.299
Impuesto diferido (Nota 13)	1.114	777
Cargos diferidos, repuestos estratégicos y otros activos no circulantes (Notas 9 y 10)	19.049	21.400
Total activo	538.383	520.961

Las notas anexas forman parte integral de los estados financieros consolidados
* Reestructurado, véase la Nota 2-r

BALANCE GENERAL CONSOLIDADO
(Miles de dólares estadounidenses)

	30 de septiembre de	
	2003	2002 *
PASIVO Y PATRIMONIO		
Pasivo circulante:		
Préstamos bancarios (Notas 10 y 11)	7.440	8.541
Porción circulante de préstamos a largo plazo (Nota 10)	844	23.023
Cuentas por pagar -		
Proveedores	23.121	12.948
Compañías relacionadas (Nota 18)	28.877	23.803
Utilidades, vacaciones y otras acumulaciones para el personal	7.285	6.361
Impuestos (Nota 13)	2.928	2.160
Intereses y comisiones bancarias por pagar	557	667
Dividendos por pagar	82	89
Otros pasivos circulantes	9.022	9.269
Total pasivo circulante	80.156	86.861
Préstamos a largo plazo (Nota 10)	239.857	232.191
Obligaciones a largo plazo (Nota 11)	4.188	-
Acumulación para indemnizaciones laborales, neta de anticipos y préstamos al personal	6.556	5.632
Impuesto diferido (Nota 2-k)	23.823	33.835
Otros pasivos	4.973	3.215
Total pasivo	359.553	361.734
Intereses minoritarios en filiales	78.525	78.243
Patrimonio, según estado adjunto (Nota 14)	100.305	80.984
Total pasivo, intereses minoritarios y patrimonio	538.383	520.961

Las notas anexas forman parte integral de los estados financieros consolidados
* Reestructurado, véase la Nota 2-r

ESTADO CONSOLIDADO DE RESULTADOS

(Miles de dólares estadounidenses, excepto información sobre acciones)

	Años finalizados el 30 de septiembre de	
	2003	2002 *
Ventas netas:		
Exportaciones	112.700	102.674
Nacionales	137.165	170.939
	249.865	273.613
Costo de ventas	(196.936)	(242.753)
Utilidad bruta	52.929	30.860
Gastos generales y de administración	(19.353)	(25.786)
Utilidad en operaciones	33.576	5.074
Intereses y otros gastos de financiamiento (Notas 10 y 11)	(16.348)	(28.436)
Ingresos por intereses (Nota 7)	734	941
(Pérdida) ganancia en cambio, neta (Nota 2-a)	(801)	14.380
	16.415	(13.115)
Participación en pérdidas de afiliadas (Nota 6)	-	(27.546)
Provisión para inversiones en acciones (Nota 6)	-	(56.759)
Provisión para cuentas por cobrar afiliadas (Nota 7)	(1.516)	(8.302)
Otros egresos, neto (Nota 12)	(5.426)	(911)
	(6.942)	(93.518)
Utilidad (pérdida) antes de impuestos e intereses minoritarios	10.219	(101.559)
Impuestos (Nota 13)	(3.679)	(7.033)
Utilidad (pérdida) antes de intereses minoritarios	6.540	(108.592)
Intereses minoritarios en filiales	(2.298)	20.200
Utilidad (pérdida) neta	4.242	(88.392)
Utilidad (pérdida) neta por acción (en US$)	0,001	(0,026)
Promedio ponderado de número de acciones en circulación (en miles)	3.529.755	3.529.755

Las notas anexas forman parte integral de los estados financieros consolidados

* Reestructurado, véase la Nota 2-r

ESTADO CONSOLIDADO DE MOVIMIENTOS EN LAS CUENTAS DE PATRIMONIO
AÑOS FINALIZADOS EL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de dólares estadounidenses)

	Capital social	Monto en exceso (defecto) del valor par de las acciones	Revaluación de activo fijo	Utilidades no distribuidas: Reserva legal	Utilidades no distribuidas: (Déficit)	Acciones en tesorería y en poder de filiales	Efecto traducción Proalco	Total
Saldos al 30 de septiembre de 2001*	286.250	38.474	146.773	44.428	(310.576)	(1.443)	-	203.906
Pérdida neta del 2002	-	-	-	-	(88.392)	-	-	(88.392)
Variación en revaluación	-	-	(36.724)	-	2.469	-	-	(34.255)
Aumento de capital	12.283	(11.178)	-	-	-	-	-	1.105
Efecto traducción de filiales en el extranjero	-	-	-	-	-	-	(1.380)	(1.380)
Incremento de la reserva legal	-	-	-	52	(52)	-	-	-
Saldos al 30 de septiembre de 2002*	298.533	27.296	110.049	44.480	(396.551)	(1.443)	(1.380)	80.984
Ganancia neta del 2003	-	-	-	-	4.242	-	-	4.242
Variación en revaluación	-	-	11.289	-	3.793	-	-	15.082
Decreto de dividendos en acciones	-	-	-	-	(1.443)	1.443	-	-
Efecto traducción de filiales en el extranjero	-	-	-	-	-	-	(3)	(3)
Saldos al 30 de septiembre de 2003	298.533	27.296	121.338	44.480	(389.959)	-	(1.383)	100.305

Las notas anexas forman parte integral de los estados financieros consolidados

* Reestructurado, véase la Nota 2-r

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO

(Miles de dólares estadounidenses)

	Años finalizados el 30 de septiembre de 2003	2002
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad (pérdida) neta	4.242	(88.392)
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por actividades operacionales -		
Intereses minoritarios en filiales	2.298	(20.200)
Participación patrimonial en afiliadas	-	27.546
Provisión para inversiones en acciones	-	56.759
Provisión para cuentas por cobrar afiliada	1.516	8.302
Depreciación y amortización	28.936	26.163
Efecto traducción monetaria filial	3	1.380
Diferencia en cambio	801	(14.380)
Impuesto diferido	1.857	2.780
Intereses acumulados sobre préstamos a largo plazo	-	21.336
Provisión para inventario de lento movimiento	(639)	388
Provisión de cuentas de cobro dudoso	(2.290)	3.076
Provisión para disminuir en el valor de mercado de inversiones y para otros activos	1.101	1.571
Variación neta en cuentas operacionales -		
Cuentas comerciales por cobrar	(9.657)	(14.532)
Otras cuentas por cobrar	(1.232)	5.225
Inventarios	(6.657)	10.875
Anticipos a proveedores, impuestos diferidos y otros activos	(3.067)	(1.136)
Gastos pagados por anticipado e impuesto diferido circulante	(1.134)	1.161
Indemnizaciones laborales	788	1.958
Cuentas por pagar, gastos acumulados, impuesto diferido y otros pasivos	14.581	(8.549)
Efectivo neto provisto por actividades operacionales	31.447	21.331
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:		
Adquisiciones de propiedades, plantas y equipos, neto	(14.596)	(1.341)
Adición inversiones, neto	(22)	41
Efectivo neto usado en actividades de inversión	(14.618)	(1.300)
FLUJOS DE EFECTIVO POR ACTIVIDADES DE FINANCIAMIENTO:		
Préstamos pagados a corto plazo, neto	(1.101)	(3.541)
Préstamos recibidos a largo plazo	4.188	-
Pagos de préstamos a largo plazo	(15.400)	(8.178)
Efectivo neto usado en actividades de financiamiento	(12.313)	(11.719)
DIFERENCIAL CAMBIARIO SOBRE EL EFECTIVO Y SUS EQUIVALENTES	474	1.128
EFECTIVO Y SUS EQUIVALENTES:		
Aumento del año	4.990	9.440
Saldo al principio del año	34.307	24.867
Saldo al final del año	39.297	34.307
INFORMACION COMPLEMENTARIA:		
Efectivo pagado durante el año por -		
Intereses	8.281	4.958
Impuesto	1.903	4.167
INFORMACION COMPLEMENTARIA SOBRE ACTIVIDADES QUE NO MOVILIZARON EFECTIVO:		
Aumento de capital	-	1.105
Revaluación de activos fijos, neto	11.289	(36.724)
Decreto de dividendo en acciones	1.443	-

Las notas anexas forman parte integral de los estados financieros consolidados

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
30 DE SEPTIEMBRE DE 2003 Y 2002

NOTA 1 - OPERACIONES:

Sivensa es una empresa venezolana fundada en 1948, domiciliada en la ciudad de Caracas, Venezuela cuyas acciones cotizan en la Bolsa de Valores de Caracas. Sivensa y sus filiales (Grupo Sivensa o el Grupo) (véase la Nota 2-b) se dedican a la manufactura y comercialización de productos siderúrgicos, reducción de hierro en forma de briquetas y productos de alambre (véase la Nota 17). Todas sus plantas se encuentran ubicadas en Venezuela, excepto las plantas de Proalco, que están ubicadas en Colombia. El Grupo tiene al 30 de septiembre de 2003 y 2002 unos 2.388 y 2.304 empleados, respectivamente.

Durante el año 2002 y anteriores, Sivensa y alguna de sus filiales y afiliadas incurrieron en pérdidas importantes, principalmente por la situación de precios bajos en los mercados internacionales del acero y la recesión económica en Venezuela, afectando negativamente su situación financiera. La Gerencia del Grupo mantiene planes para mejorar su rentabilidad y situación financiera, los cuales han incluido programas sostenidos de reducción de costos y la reestructuración de una parte importante de sus deudas financieras.

Por otra parte, como se explica en la Nota 7, se mantiene en la afiliada Orinoco Iron la situación de incumplimiento con las condiciones de pago y otros compromisos (covenants) establecidos en su contrato de préstamo en moneda extranjera con la banca acreedora. Actualmente, la gerencia de Orinoco Iron y su accionista International Briquettes Holding (IBH) están negociando con los bancos acreedores la posible reestructuración del saldo remanente de dicha deuda, la cual al 30 de septiembre de 2003 es de US$728 millones, de los cuales US$364 millones están garantizados con las acciones y activos de las filiales IBH y su filial Venezolana de Prerreducidos Caroní "Venprecar", C.A. Adicionalmente, IBH se encuentra en conversaciones con el otro accionista de la Asociación (Joint Venture) a la cual pertenece Orinoco Iron, y con los bancos acreedores, con el objeto de lograr acuerdos sobre obligaciones preexistentes relacionadas con dicha Asociación, la posible incorporación de nuevos accionistas en Orinoco Iron y una reducción importante en la deuda de esta última. Los planes estratégicos de IBH, la filial Venprecar y la afiliada Orinoco Iron, así como otras consideraciones de tipo operativo y(o) de negocio en marcha de dichas empresas, se explican en mayor detalle en la mencionada Nota 7.

Durante diciembre de 2002 y enero de 2003, muchas actividades económicas del país se vieron afectadas por un paro general. Durante este período de tiempo, Sivensa y sus filiales se vieron afectadas negativamente en sus operaciones de ventas, producción y recepción de materia prima y la correspondiente actividad laboral.

Como se indica en la Nota 15, el 21 de enero de 2003 se suspendió el libre comercio de divisas en Venezuela y el 5 de febrero de 2003 se estableció un nuevo régimen cambiario, el cual introdujo una serie de normativas y disposiciones, entre ellas la centralización de la compra y venta de divisas en el país del Banco Central de Venezuela (BCV), la venta obligatoria al BCV de las divisas que ingresen al país, la suspensión temporal de la compra y la venta en moneda nacional de títulos de la República emitidos en divisas. Asimismo, la reglamentación posterior de dicho régimen cambiario estableció diferentes obligaciones y requisitos en relación con la obtención de divisas para importaciones, y el pago de la deuda externa del sector privado, entre otros.

NOTA 2 - PRINCIPIOS DE CONTABILIDAD DEL GRUPO SIVENSA:

Sivensa está sometida al control de la Comisión Nacional de Valores en Venezuela (CNV); por lo tanto, para todos los fines estatutarios y legales en Venezuela está obligada a presentar sus estados financieros en bolívares (Bs), de acuerdo con principios de contabilidad de aceptación general en Venezuela, y paga dividendos sobre esta base.

a) Bases de presentación y traducción a dólares estadounidenses -

Para propósitos de presentación de informes, el Grupo ha elegido presentar sus estados financieros de acuerdo con las Normas Internacionales de Contabilidad (NIC) y en dólares estadounidenses (US$), la cual es su moneda de medición.

Los estados financieros consolidados adjuntos incluyen ciertos ajustes a los estados financieros en bolívares históricos para presentarse de acuerdo con las NIC. Los estados financieros en bolívares históricos fueron traducidos a dólares estadounidenses

de acuerdo con la Norma Internacional de Contabilidad N° 21 (NIC-21) y su Interpretación N° 19 (SIC-19) en lo aplicable a una entidad cuya moneda de medición y moneda de reporte son iguales. De acuerdo con la NIC-21 y SIC-19 los saldos históricos en bolívares fueron traducidos a dólares estadounidenses como sigue:

Cuentas	Tasa de cambio
Balance general:	
Activo circulante, excepto inventarios y gastos prepagados	Final del año
Pasivo	Final del año
Inventarios	Histórica
Propiedades, plantas y equipos	Histórica
Cargos diferidos, excepto impuesto diferido	Histórica
Patrimonio	Histórica
Estado de resultados:	
Ventas netas	Promedio mensual
Costo de ventas	Histórica
Depreciación y amortización	Histórica
Materiales y suministros usados en las operaciones	Promedio mensual
Gastos generales y de administración	Promedio mensual
Intereses y otros ingresos (egresos)	Promedio mensual

El ajuste por traducción es incluido en los resultados del año. Las ganancias y pérdidas en cambio surgen principalmente del efecto de las fluctuaciones cambiarias sobre las partidas monetarias netas denominadas en bolívares, y se incluyen en el estado de resultados del año. El Grupo tiene los siguientes saldos monetarios en bolívares en las fechas indicadas:

	30 de septiembre de 2003	30 de septiembre de 2002
	(Millones)	
Activos:		
Efectivo y sus equivalentes	Bs 35.760	Bs 3.255
Cuentas por cobrar y otros activos monetarios	37.268	24.413
Total activos monetarios	73.028	27.668
Pasivos:		
Préstamos bancarios y préstamos a largo plazo	-	1.050
Cuentas por pagar a proveedores y otros pasivos	64.802	30.365
Total pasivos monetarios	64.802	31.415
Total pasivos monetarios netos, en bolívares	Bs 8.226	Bs(3.747)
Total pasivos monetarios netos, equivalentes en dólares estadounidenses	(US$5,1)	(US$2,54)

El Grupo no realiza operaciones de cobertura (hedging) sobre sus saldos y transacciones en bolívares.

La tasa de cambio al final del año, las tasas de cambio promedio para cada año y los aumentos en el Indice de Precios al Consumidor (IPC), publicado por el Banco Central de Venezuela (BCV), fueron los siguientes:

	Años finalizados el 30 de septiembre de 2003	2002
Tasa de cambio para el dólar estadounidense al final del año (Bs/US$1) (Nota 15)	1.600	1.474
Tasa de cambio promedio para el dólar estadounidense por el año (Bs/US$1)	1.567	1.043
Aumento en el Indice de Precios al Consumidor (IPC) del año (%)	27	28

b) Principios de consolidación y participación patrimonial -
Compañías filiales -
Los estados financieros consolidados incluyen las cuentas de Sivensa y sus filiales poseídas en más de un 50%. Las filiales con operaciones más significativas incluidas en la consolidación son las siguientes:

- Totalmente poseídas: Siderúrgica del Turbio, S.A. "Sidetur" y sus filiales y Tornillos Carabobo, C.A. "Torcar".
- Parcialmente poseídas: Vicson, S.A. (50,002%) y su principal filial Productora de Alambres Colombianos, S.A. "Proalco" (50,25% poseída por Vicson); Smith Brocas, C.A. (51,0%); Fior de Venezuela, S.A. (60,0%); International Briquettes Holding (IBH) (68,7% por IBH) y su principal filial Venezolana de Prerreducidos Caroní "Venprecar", C.A. (98,4% poseída), véase la Nota 7.

Las transacciones y saldos significativos intercompañías se eliminan en la consolidación. Los intereses minoritarios representan los intereses de terceros en los resultados y en el patrimonio de las filiales parcialmente poseídas.

Compañías registradas por el método de participación patrimonial -
Las inversiones en compañías donde la participación es entre el 20% y 50% se registran por el método de participación patrimonial, véase la Nota 6.

c) Cuentas por cobrar -
Las cuentas por cobrar están registradas al valor facial indicado en la factura. El Grupo Sivensa y sus filiales estiman una provisión para cuentas de cobro dudoso con base en una revisión de todos los saldos por cobrar a la fecha de cierre del ejercicio económico. Las cuentas incobrables son castigadas al momento de ser identificadas.

d) Inventarios -
Los inventarios están valorados al menor entre el costo y el valor neto de realización. Los costos de productos terminados, productos en proceso y materias primas se determinan por el método del costo promedio. Los costos de repuestos y suministros se determinan por el método de primeras entradas, primeras salidas (PEPS). Los repuestos considerados estratégicos se presentan como activos a largo plazo.

e) Inversiones -
Las inversiones se clasifican al momento de su adquisición, de acuerdo con la intención para la cual fueron adquiridas, en inversiones en títulos valores negociables, disponibles para la venta y mantenidas hasta el vencimiento.

Las inversiones, adquiridas principalmente con la intención de venderlas en el corto plazo, son clasificadas como inversiones negociables, y están valoradas al menor entre el costo y el valor razonable de mercado. Las variaciones entre el valor razonable y el costo de adquisición se presentan en los resultados del año.

Las inversiones cuya intención es mantenerlas por un período indefinido de tiempo, son calificadas como disponibles para la venta, dichas inversiones incluyen acciones en compañías donde la participación es inferior al 20% y cuyos valores razonables de mercado no son conocidos por lo que, se registran al costo. Las disminuciones en el valor de dichas inversiones, consideradas como no temporales, se incluyen en el estado de resultados del año en que dicha determinación es efectuada.

f) Propiedades, plantas y equipos -
Los edificios, maquinarias y equipos, y terrenos se registran a valores determinados según avalúos realizados por tasadores independientes en el 2003 (véase la Nota 2-r); los cuales representan los valores de reposición depreciados de los activos.

La diferencia entre el costo histórico de los activos y los valores revaluados se incluye directamente en una cuenta de patrimonio denominada Revaluación del Activo Fijo. Las disminuciones que compensen revaluaciones previas se cargan contra la mencionada cuenta de patrimonio; cualquier otra disminución es cargada directamente a resultados. Adicionalmente, cada año la diferencia entre la depreciación basada en montos revaluados y la basada en los costos históricos, es transferida de la cuenta Revaluación de activo fijo a las utilidades no distribuidas, neto del efecto de impuesto diferido que le corresponda.

Las adiciones, renovaciones y mejoras se capitalizan, mientras que el mantenimiento y las reparaciones menores que no mejoran o aumentan la vida útil del activo se incluyen en los resultados. El Grupo Sivensa capitaliza al costo del activo fijo los intereses en proyectos específicos cuando la construcción toma un tiempo considerable o representa costos importantes.

El Grupo Sivensa evalúa el posible deterioro de valor de los activos de larga vida que posee o usa, cuando eventos indican que el valor registrado de un activo puede no ser recuperable, tal como requiere IAS-36 "Contabilidad para el reconocimiento de la pérdida de valor o deterioro de Activos de Larga Vida". Si se estima que el valor recuperable de un activo es menor a su valor contable, dicho activo es disminuido a su valor recuperable.

La depreciación se calcula con base en el método de línea recta, según la vida útil estimada de los activos. En el caso de los activos revaluados, la vida útil utilizada es la determinada en los avalúos. A continuación se detallan las vidas útiles estimadas de los activos:

	Vidas útiles estimadas (Años)
Edificios y mejoras	10 a 50
Maquinarias y equipos	7 a 35
Herramientas	5 a 10
Equipo de transporte	5 a 10
Mobiliario y enseres	3 a 5

g) Costos diferidos de contratación de deuda -
Los costos incurridos en la contratación de deuda se registran en la cuenta de Cargos diferidos y se amortizan en el plazo de la deuda utilizando el método de línea recta, véase la Nota 10.

h) Acumulación para indemnizaciones laborales y utilidades -
El Grupo Sivensa acumula el pasivo para las indemnizaciones por terminación de la relación de trabajo de su personal, que son un derecho adquirido de los trabajadores, con base en las disposiciones de la Ley Orgánica del Trabajo y del Contrato Colectivo vigente. Dicho pasivo se presenta neto de los anticipos que por este concepto se le otorguen al personal. La Ley Orgánica del Trabajo, entre otros aspectos, establece por este concepto una indemnización equivalente a un mínimo de 45 días de salario por año (hasta un máximo de 90 días, dependiendo de los años de servicio).

Adicionalmente, la Ley Orgánica del Trabajo establece una bonificación para los trabajadores en un monto anual equivalente al 15% de la utilidad de la compañía antes de impuestos, sujeto a un pago mínimo de 15 días de salario y un pago máximo de 120 días de salario. El Grupo Sivensa acumuló y pagó un bono por concepto de utilidades equivalente a 120 días de salario en los años fiscales finalizados en el 2003 y 2002.

El Grupo no posee un plan de pensiones u otros programas de beneficios post-retiro.

i) Utilidad (pérdida) neta por acción (básica y diluida) -
La utilidad (pérdida) neta por acción se determina dividiendo la utilidad (pérdida) neta del año entre el promedio ponderado de acciones emitidas, menos las acciones en tesorería. La utilidad (pérdida) neta por acción básica y diluida es la misma para todos los períodos presentados, ya que el Grupo Sivensa no tenía instrumentos potencialmente dilutivos, excepto por las opciones sobre acciones indicadas en la Nota 14, las cuales no son significativas y vencieron durante el año 2003 sin ser ejercidas.

j) Reconocimiento de ingresos -
Las ventas se registran como ingresos cuando los productos vendidos son despachados y aceptados por el cliente. Las ventas se presentan netas de descuentos.

k) Impuesto sobre la renta diferido -
El Grupo registra el impuesto sobre la renta de acuerdo con la Norma Internacional de Contabilidad N° 12 (NIC-12) "Contabilidad para el Impuesto sobre la Renta". La NIC-12 requiere de un método de balance general para la contabilización del impuesto sobre la renta. Bajo este método, el impuesto sobre la renta diferido refleja el efecto neto de las consecuencias fiscales que se esperan a futuro como resultado de: (a) "Diferencias temporales" por la aplicación de tasas de impuesto estatutarias aplicables a años futuros para las diferencias entre los montos según los estados financieros y las bases impositivas de activos y pasivos existentes y; (b) Créditos fiscales y pérdidas fiscales trasladables. Adicionalmente, bajo la NIC-12, se reconoce el efecto sobre el impuesto diferido de una variación en las tasas de impuesto estatutarias, o cambios inminentes en dichas tasas. Cuando es improbable que el impuesto diferido activo, o parte de él, sea realizado, dicho activo no es reconocido.

En el caso de revaluaciones de activos, NIC 12 exige el reconocimiento de un impuesto diferido pasivo, calculado con base en la diferencia entre el monto revaluado y la base fiscal de dichos activos, con un cargo correspondiente a las cuentas de patrimonio (véase la Nota 2-f).

l) Efectivo y sus equivalentes -
Para propósitos del estado de flujos de efectivo, el Grupo considera como equivalentes de efectivo todas aquellas inversiones altamente líquidas, con vencimientos menores de tres meses.

m) Uso de estimaciones en la preparación de los estados financieros -
La preparación de los estados financieros de conformidad con los principios de contabilidad de aceptación general requiere que la gerencia haga estimaciones que afectan las cifras de activos y pasivos, la divulgación de los activos y pasivos, y los montos presentados de ingresos y gastos registrados durante los respectivos años. Los resultados reales pueden variar en comparación con las citadas estimaciones.

n) Valor justo de los instrumentos financieros -
El valor según libros del efectivo y sus equivalentes, cuentas por cobrar comerciales y cuentas por pagar se aproxima a sus valores justos de mercado, debido a que estos instrumentos tienen vencimientos a corto plazo. Debido a que la mayoría de los préstamos, papeles comerciales y otras obligaciones financieras del Grupo Sivensa tiene intereses susceptibles a variaciones del mercado, la Gerencia considera que los valores según libros se aproximan al valor justo de mercado, excepto un préstamo a largo plazo sin intereses por unos US$125 millones, el cual tiene un valor justo estimado en US$103 millones, véase la Nota 10.

o) Concentraciones de riesgo de crédito y riesgo en tipo de cambio -
Los instrumentos financieros expuestos a una concentración de riesgo de crédito están compuestos principalmente por equivalentes de efectivo y cuentas por cobrar comerciales. El efectivo del Grupo Sivensa está colocado en un grupo diversificado de instituciones financieras y las cuentas por cobrar comerciales están dispersas entre una amplia base de clientes, y el Grupo evalúa regularmente la situación financiera de sus clientes. En ciertas oportunidades ha existido una concentración de cuentas por cobrar con partes relacionadas, véase la Nota 18.

Sivensa ha exportado el 28% y 37% en el 2003 y 2002, respectivamente, de sus ventas anuales, principalmente a los Estados Unidos de América; por lo tanto, parte de las ventas del Grupo Sivensa está denominada en dólares estadounidenses, mientras que parte de sus costos y gastos está denominada en bolívares (véase la Nota 2-a). Como resultado de esto, variaciones entre inflación y devaluación del bolívar pueden afectar los márgenes operativos.

p) Instrumentos derivados y actividades de cobertura -
La NIC-39 "Contabilización de instrumentos financieros" establece normas de contabilidad y divulgación para instrumentos derivados, los cuales deberán ser contabilizados en el balance general como parte del activo o pasivo a su correspondiente valor de mercado. El Grupo Sivensa no ha identificado instrumentos calificables como derivados.

q) Información por segmentos de negocio -
La NIC-14 "Divulgaciones sobre los segmentos de negocio de una compañía" requiere que una compañía divulgue su información financiera y descriptiva acerca de sus segmentos operativos. En líneas generales, se requiere presentar como primaria la información financiera de los segmentos de acuerdo con la misma base o bases similares a las que se utilizan internamente para la evaluación del riesgo y rendimiento de los segmentos y para las decisiones asociadas con los métodos de asignación de recursos a los segmentos. La Gerencia considera que el Grupo tiene operaciones en los segmentos de negocios indicados en la Nota 17 y que opera básicamente en un solo país.

r) Reestructuración de los estados financieros consolidados -
En el año 2002, para la presentación de sus edificios, maquinarias y equipos revaluados, el Grupo utilizó avalúos realizados por tasadores independientes durante 1997. Las normas internacionales de contabilidad requieren que periódicamente se actualicen los valores revaluados; dicha actualización debería ser hecha anualmente cuando se considera que existen condiciones cambiantes que pueden afectar de manera importante los valores revaluados.

Durante el 2003 el Grupo obtuvo nuevos avalúos, realizados por tasadores independientes, los cuales fueron aplicados con efecto retroactivo, para fines comparativos, y reestructuró los estados financieros consolidados al 30 de septiembre de 2002. Dichos estados financieros fueron igualmente reestructurados para reconocer el impuesto diferido pasivo asociado con las revaluaciones de activos, véase la Nota 2-k.

Con base en la reestructuración antes mencionada, el saldo previamente reportado de la cuenta Revaluación de activo fijo en el patrimonio consolidado al 30 de septiembre de 2001, fue incrementado de US$115,78 millones a US$146,77 millones. Adicionalmente, a continuación se comparan los principales datos financieros reestructurados con los datos previamente reportados en los estados financieros consolidados para el año finalizado el 30 de septiembre de 2002:

	Saldos reestructurados	Saldos previamente reportados
	(Miles de dólares)	
Propiedades, planta y equipo a valores revaluados, neto	377.915	342.625
Total activo	520.961	491.486
Impuesto sobre la renta diferido, neto	33.835	(777)
Total pasivo	361.734	326.692
Total patrimonio	80.984	80.316
Participación en interés minoritario	78.243	84.478
Utilidad bruta	30.860	29.581
Utilidad en operaciones	5.074	3.614
Pérdida neta	(88.392)	(89.403)

NOTA 3 - CUENTAS POR COBRAR:

Las cuentas por cobrar comprenden lo siguiente:

	30 de septiembre de	
	2003	2002
	(Miles de dólaresestadounidenses)	
Comerciales (Nota 10)	36.313	32.523
Impuesto al valor agregado (Nota 13)	8.060	2.018
Incentivos a la exportación y reintegro de impuestos de importaciones (Draw Back)	5.318	4.558
Reclamo al seguro	188	-
Otras cuentas por cobrar	1.232	1.625
Provisión para cuentas de cobro dudoso	(7.187)	(9.477)
	43.924	31.247

Los incentivos a la exportación y reintegro de impuestos de importación (Draw Back), corresponden a montos sujetos a reembolso a las filiales exportadoras, establecidas en la Ley de Aduanas en Venezuela. Como política, el Grupo crea provisiones por la totalidad de los montos registrados en libros, y reconoce ingresos con base en lo efectivamente cobrado.

NOTA 4 - INVENTARIOS:

Los inventarios comprenden lo siguiente:

	30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Productos terminados	12.527	8.362
Productos en proceso	6.367	5.019
Materia prima (Nota 18)	9.797	8.137
Repuestos y suministros	21.816	23.100
Materiales en tránsito	2.503	1.240
Provisión para inventarios de lento movimiento	(2.871)	(3.510)
	50.139	42.348
Menos: Repuestos estratégicos, presentados a largo plazo (Nota 9)	(8.245)	(7.750)
	41.894	34.598

NOTA 5 - PROPIEDADES, PLANTAS Y EQUIPOS:

Las propiedades, plantas y equipos comprenden lo siguiente:

	30 de septiembre de 2003				2002
	Costo	Revaluación	Depreciación acumulada	Neto	Neto
			(Miles de dólares)		
Edificios, maquinarias y equipos	568.945	101.135	(368.591)	301.489	314.025
Herramientas	3.424	-	-	3.424	3.424
Equipo de transporte	8.881	1.209	(6.665)	3.425	3.112
Mobiliario y enseres	12.936	1.987	(14.846)	77	70
	594.186	104.331	(390.102)	308.415	320.631
Terrenos y mejoras	8.152	39.753	-	47.905	47.981
Obras y mejoras en proceso, maquinarias en tránsito y otros	562	-	-	562	1.877
Terrenos y otros disponibles para la venta	9.424	-	-	9.424	7.426
	612.324	144.084	(390.102)	366.306	377.915

El gasto de depreciación de los años finalizados el 30 de septiembre de 2003 y 2002 fue de US$26,8 millones y US$25,6 millones, respectivamente, cargado principalmente a costo de ventas.

Durante los años finalizados el 30 de septiembre de 2003 y 2002, el Grupo no capitalizó intereses financieros en las propiedades, plantas y equipos.

NOTA 6 - INVERSIONES:

Las inversiones comprenden lo siguiente:

	30 de septiembre de 2003	2002
	(Miles de dólares estadounidenses)	
Inversiones negociables:		
Bonos de la Deuda Pública Nacional emitidos por la República Bolivariana de Venezuela, con valor nominal de US$1,808,000, rendimiento anual del 5,375% y vencimiento en el 2010	1.248	-
Inversiones disponibles para la venta:		
Acciones que no cotizan en bolsas de valores (Nota 2-e) -		
Consorcio Siderurgia Amazonia, Ltd., 3,4% del capital social (13,25% al 30 de septiembre de 2002) (Nota 8), neto	12.000	12.000
Otras	470	663
	12.470	12.663
Inversiones en acciones de compañías afiliadas registradas por el método patrimonial:		
Compañías de la Asociación con BHP (inversión en acciones y préstamos a largo plazo), 50% del capital social (Nota 7)	26.686	26.686
Provisión para inversión en afiliadas (Nota 7)	(26.686)	(26.686)
	-	-

La participación patrimonial en las pérdidas de afiliadas comprende lo siguiente:

	Años finalizados el 30 de septiembre de 2003	2002
	(Miles de dólares estadounidenses)	
Compañías de la Asociación con BHP (Nota 7)	-	(27.546)

NOTA 7 - ASOCIACION CON BHP:

En septiembre de 1997 la filial International Briquettes Holding (IBH) aportó la mayor parte de los activos netos de Fior, incluyendo los costos de un proyecto para la construcción de una planta de mineral de hierro en la región de Guayana para formar una asociación con la compañía australiana The Broken Hill Proprietary Company Limited (BHP) (actualmente BHP-Billiton) para desarrollar, construir y operar conjuntamente este proyecto, y también para operar la planta que antes poseía Fior. A tal fin, BHP-Billiton subscribió aumentos en el capital social de Operaciones RDI y Orinoco Iron, los cuales le otorgaron un 50% de participación en estas compañías. BHP-Billiton también compró a IBH el 50% de las acciones de Brifer.

Tanto IBH como BHP-Billiton tienen cada una el 50% de los intereses de propiedad en la Asociación (denominada la Asociación con BHP), la cual cuenta con cuatro compañías: i) Orinoco Iron, C.A. (Orinoco Iron), que inició sus operaciones comerciales en agosto de 2000, posee y opera una nueva planta de briquetas (la Planta de Orinoco Iron), con una capacidad esperada de 2,2 millones de toneladas por año, utilizando el proceso Finmet; ii) Operaciones RDI, C.A. (RDI), (RDI comenzó sus operaciones en mayo de 1997); iii) Brifer International Ltd. (Brifer), que posee el proceso mejorado de refinación del mineral de hierro (el proceso mejorado Fior), y posee conjuntamente con VAI el proceso Finmet (véase la Nota 16) y;
iv) Internacional Briquettes Marketing Services (IBMS), la cual presta servicios de mercadeo de briquetas.

A continuación se presenta un resumen de la información financiera combinada para las compañías afiliadas que integran la Asociación con BHP-Billiton, las cuales son presentadas por el método de participación patrimonial:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Datos del balance general combinado al final del año:		
Activo (pasivo) circulante, neto	(780.506)	(746.364)
Propiedades, plantas y equipos, neto	908.581	923.771
Total activo	964.329	983.941
Deuda financiera	363.993	350.697
Deuda con BHP-Billiton	363.993	350.697
Total pasivo	849.049	800.240
Patrimonio	115.279	183.701
Datos del estado combinado de resultados:		
Ventas netas	68.737	63.232
Pérdida bruta	(5.635)	(24.436)
Pérdida operativa	(10.900)	(36.184)
Costo financiero, neto	(36.106)	(27.300)
Pérdida neta	(48.126)	(56.213)
Inversiones en bienes de capital	466	269

Los resultados del Grupo Sivensa incluyen los siguientes gastos provenientes de las compañías de la Asociación con BHP-Billiton:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Participación patrimonial en pérdidas de las afiliadas, neto	-	(27.546)
Provisión para pérdida en valor de la inversión	-	(26.686)
Provisión para cuentas por cobrar (Nota 17)	(1.516)	(8.302)
	(1.516)	(62.534)

Durante el 2002 la filial IBH decidió registrar una provisión para la pérdida en el valor de su inversión en las compañías que integran la Asociación, equivalente a la totalidad del saldo neto según libros, debido a las recurrentes pérdidas incurridas por estas afiliadas y por el hecho de que no se ha logrado negociar una reestructuración de las deudas de la afiliada Orinoco Iron, ni la obtención del financiamiento adicional requerido por esta afiliada (véase la Nota 1). Adicionalmente, IBH provisionó las cuentas por cobrar a largo plazo a estas afiliadas, véase la Nota 18.

a) Financiamiento para la construcción de la planta de la afiliada Orinoco Iron

Orinoco Iron recibió US$613 millones en préstamos a largo plazo de conformidad con varias líneas de crédito para financiar el proyecto. Las líneas de crédito contemplan convenios financieros que restringen la capacidad de Orinoco Iron para distribuir dividendos a los accionistas en caso de que no se cumplan con ciertos índices de endeudamiento y flujos de caja. El 50% de este préstamo está garantizado por las filiales IBH y Venprecar.

Los prestamistas comparten un paquete de garantía común que comprende lo siguiente: (1) Garantía sobre prácticamente todos los activos de Orinoco Iron (como prestamista) y Operaciones RDI, C.A. (RDI) (como fiador); (2) Garantía sobre contratos de venta, construcción, suministros y pólizas de seguro de Orinoco Iron y Operaciones RDI; (3) Garantía sobre las acciones de IBH en el capital social de Orinoco Iron, Operaciones RDI, SVS International Steel Holdings (SVS) y Venezolana de Prerreducidos Caroní "Venprecar", C.A.; (4) Garantía sobre las acciones de SVS en el capital social de Siderúrgica del Caroní "Sidecar", S.A.; (5) Garantía sobre las acciones de Sidecar en el capital social de Venprecar; (6) Hipoteca sobre el terreno y obras

civiles propiedad de Venprecar; (7) Hipoteca sobre el fondo de comercio de Venprecar; (8) Contratos de restricciones (ESCROW) sobre dos cuentas bancarias de Venprecar usadas para el cobro de exportaciones y; (9) Garantía incondicional de RDI.

Conforme a los acuerdos de apoyo, IBH y BHP convinieron lo siguiente: (1) Proporcionar sus respectivos aportes de capital y financiamiento previo a la culminación de la Planta de Orinoco Iron; (2) Garantizar que los flujos de efectivo futuros de Operaciones RDI estarán disponibles para el proyecto, previo a la culminación de la Planta de Orinoco Iron; (3) Compromiso de otorgar su respectiva cuotaparte de una línea de crédito hasta por un monto de US$90 millones para cubrir costos en exceso al estimado inicial y; (4) Garantizar el pago de su correspondiente cuotaparte de deudas garantizadas en caso de que sea necesario, antes de la culminación de la planta.

Durante el 2003 y 2002, la afiliada Orinoco Iron no ha podido cumplir con las condiciones de pago y ciertos compromisos (covenants) establecidos en este contrato de préstamo. En mayo de 2001 BHP-Billiton pagó a los bancos acreedores de Orinoco Iron US$314 millones, correspondientes a su cuotaparte (50%) de la deuda que garantizó. Actualmente, Orinoco Iron e IBH están negociando con los bancos acreedores la reestructuración del saldo remanente de esta deuda, la cual al 30 de septiembre de 2003 es de US$364 millones (US$351 millones al 30 de septiembre de 2002) y corresponde a la porción garantizada por IBH y Venprecar.

Los activos netos de IBH y Venprecar, incluidos en los estados financieros consolidados del Grupo Sivensa, afectos a las mencionadas garantías, alcanzan unos US$103 millones. Las filiales IBH y Venprecar no han registrado un pasivo por esta contingencia por considerar que, de lograrse la ejecución del plan estratégico que se explica más adelante, Orinoco Iron podrá estar en capacidad de pagar esta deuda.

b) Empresa en marcha - Orinoco Iron y Operaciones RDI

En agosto de 2000 la Planta de Orinoco Iron inició parcialmente operaciones comerciales; sin embargo, ciertas fallas en los equipos demoraron el arranque y el aumento gradual de la producción y aumentaron los costos de construcción y arranque de la planta, en promedio sólo han estado operando dos de las cuatro unidades de producción de la planta. Como resultado del incremento de los costos, de niveles bajos de producción que los planeados y de los deprimidos precios de productos siderúrgicos en los mercados internacionales durante el 2002 y 2001, los ingresos reales y los flujos de caja han estado substancialmente por debajo de los montos originalmente planeados. Financiamiento adicional será requerido para que Orinoco Iron continúe sus operaciones, ponga en operación la unidad de producción remanente, pague deudas con proveedores y aumente su capital de trabajo. Los montos requeridos dependerán en parte de la estrategia comercial y de negocios a ser seguida por Orinoco Iron en el futuro.

El 29 de marzo de 2001 BHP-Billiton emitió un comunicado de prensa anunciando que reconocería como pérdida su inversión en el proyecto Orinoco Iron y cesaría sus futuras inversiones en este proyecto. El comunicado de prensa establecía que la decisión de BHP-Billiton estaba basada en una revisión, la cual concluyó que, en el contexto de cambio operacional y condiciones de mercado, BHP-Billiton no espera que el proyecto Orinoco Iron alcance las metas de desempeño operacional y financiero esperadas por ellos y necesarias para justificar sus inversiones futuras en el proyecto, ni que éste podría cumplir con los términos inicialmente establecidos en el contrato de financiamiento del proyecto. Actualmente, IBH se encuentra en proceso de conversaciones con BHP-Billiton y con los bancos acreedores con el objeto de lograr acuerdos sobre las obligaciones y acuerdos preexistentes relacionados con esta Asociación. IBH, BHP-Billiton y los bancos acreedores también están evaluando opciones para lograr la posible incorporación de nuevos accionistas en Orinoco Iron y están negociando el obtener una reducción importante en la deuda de Orinoco Iron.

Aun cuando no se ha alcanzado un acuerdo legalmente vinculante, BHP-Billiton ha indicado que pudiera, si se cumplen determinadas condiciones y se obtienen las aprobaciones requeridas de las entidades gubernamentales involucradas y de las entidades financieras acreedoras de Orinoco Iron, estar dispuesta a acordar una significativa reducción de su acreencia contra Orinoco Iron, véase el literal a) de esta nota.

La afiliada Operaciones RDI (poseída por la filial IBH en un 50%) incurrió en pérdidas operativas durante varios años y en marzo de 2001 Operaciones RDI comenzó un cierre temporal de su planta debido a requerimientos de mantenimiento y

condiciones desfavorables del mercado. No se ha decidido por cuánto tiempo permanecerá cerrada esta planta. Las proyecciones financieras de Operaciones RDI indican que el reinicio de sus operaciones depende de un incremento significativo y sostenido de los precios de las briquetas en los mercados internacionales y de inversiones importantes para un mantenimiento mayor de la planta. La gerencia de Operaciones RDI continúa estudiando alternativas que le permitan enfrentar esta situación y está negociando con Orinoco Iron los términos y condiciones que regularán los alquileres de terreno y equipos pertenecientes a Operaciones RDI y que están siendo usados por Orinoco Iron.

c) Plan estratégico
La gerencia de IBH, la filial Venprecar y la afiliada Orinoco Iron desarrollaron un plan de negocios a mediano plazo y están tomando medidas, con el fin de solventar la actual situación operativa y financiera por la que atraviesan, las cuales se mencionan a continuación:

- Incremento de la producción a través del arranque de todos los trenes de producción, lo cual contribuirá a reducir los costos por tonelada y, por consiguiente, aumentar los flujos de efectivo.

- Obtención del capital de trabajo requerido por Orinoco Iron, para lo cual se adelantan conversaciones con los principales acreedores, instituciones financieras y posible inclusión de nuevos accionistas.

- Continuación de los procesos de negociación con los bancos acreedores para reestructurar la deuda financiera de Orinoco Iron.

- Concretar las negociaciones con BHP sobre los términos y condiciones para la deuda que actualmente mantiene Orinoco Iron con BHP.

No existe seguridad de la efectividad de estas acciones sobre la actual situación operativa o financiera.

Orinoco Iron se encuentra actualmente en proceso de negociación con CVG Ferrominera y CVG Edelca, proveedores de mineral de hierro y electricidad, respectivamente, de los términos para la cancelación de las deudas pendientes. No existe seguridad sobre la posibilidad de que CVG Ferrominera y/o CVG Edelca refinancien a Orinoco Iron las deudas pendientes.

NOTA 8 - PARTICIPACION EN EL CONSORCIO SIDERURGIA AMAZONIA, LTD.:

Durante el ejercicio económico finalizado el 30 de septiembre de 2003 y como resultado de la última reestructuración de las obligaciones financieras del Consorcio Siderurgia Amazonia, Ltd. y de Siderúrgica del Orinoco, C.A. (Sidor), Sivensa redujo su participación en Amazonia a un 3,4% (13,25% al 30 de septiembre de 2002) y quedó libre de todas las garantías relacionadas con algunas de las obligaciones financieras y "compromisos de desempeño" de Sidor. Igualmente, como consecuencia de este proceso, Sivensa castigó cuentas por cobrar por US$1,1 millón, con cargo a los resultados, el cual se incluye en la cuenta de Otros egresos, neto, del año finalizado el 30 de septiembre de 2003, véase la Nota 18.

Tanto las acciones de Sivensa en Amazonia, correspondientes a su participación del 3,4% del Consorcio, como la tenencia accionaria de Amazonia en Sidor del 59,7% quedaron otorgadas como prenda a favor de los bancos acreedores de Sidor.

Antecedentes
En 1997 el Consorcio Siderurgia Amazonia, Ltd. (Amazonia) ganó la licitación para la compra del 70% de sus acciones en Sidor, ofrecidas en venta por el Estado venezolano. Sivensa realizó un aporte de US$140 millones, equivalente al 20% del aporte total de las empresas accionistas de Amazonia por US$700 millones. Amazonia contrató un préstamo de US$500 millones para completar los fondos necesarios para la adquisición del 70% de las acciones de Sidor.

Como consecuencia de la crisis mundial del acero, ni Sidor ni Amazonia pudieron cumplir con el pago de sus obligaciones financieras y se vieron en la obligación de reestructurar sus deudas bancarias en dos oportunidades durante el período comprendido entre enero de 1998 y junio de 2003.

Sivensa no pudo participar con fondos adicionales en las contribuciones que realizaron los otros accionistas de Amazonia en cada una de las dos reestructuraciones que se llevaron a cabo. Como resultado, Sivensa disminuyó su participación en Amazonia del 20% al 13,25% en la primera reestructuración (la cual se concluyó el 20 de diciembre de 1999) y del 13,25% al 3,4% en la segunda reestructuración (la cual se concluyó el 20 de junio de 2003). En la segunda reestructuración de Sidor, Amazonia disminuyó su participación en Sidor del 70% al 59,73% y el Estado venezolano aumentó su participación del 30% al 40,27%.

Durante el 2002 Sivensa decidió registrar una pérdida de valor de su inversión en Amazonia por US$30 millones. Debido a lo anterior, la reducción en la participación de Sivensa en Amazonia no tuvo impacto en los resultados del 2003.

Garantías y compromisos de Sivensa asociados a la privatización de Sidor

De conformidad con los términos del contrato de compra-venta firmado entre el gobierno de Venezuela y Amazonia (el contrato de compra), los socios del Consorcio acordaron garantizar en forma solidaria las deudas de Sidor con la República Bolivariana de Venezuela. Al 30 de septiembre de 2002 dichas deudas totalizaban unos US$713 millones y la cuota parte garantizada por Sivensa era de US$109 millones. Como se menciona en el encabezado de la nota, esta garantía quedó sin efecto a partir del 20 de junio de 2003, fecha de la segunda reestructuración de las obligaciones financieras de Sidor y Amazonia.

El contrato de compra también establecía, por un período de cinco años posterior a la fecha de cierre (28 de enero de 2003), algunos requisitos mínimos de producción, montos de inversión en bienes de capital e inversiones ambientales, atención a la demanda local y restricciones en la configuración de los accionistas de Amazonia. Los socios del Consorcio convinieron en otorgar un "bono de cumplimiento" por US$150 millones para garantizar las obligaciones mencionadas anteriormente. Al 30 de septiembre de 2002 la obligación proporcional pendiente de Sivensa era de US$15 millones. El monto de dicha obligación venció el 27 de enero de 2003, cinco años después de la fecha de la compra de Sidor, tal como lo establece el contrato de compra-venta de Sidor. Como se menciona en el encabezado de la nota, y como parte de la última reestructuración de obligaciones de Amazonia y Sidor, estas garantías u obligaciones quedaron sin efecto.

NOTA 9 - CARGOS DIFERIDOS, REPUESTOS ESTRATEGICOS Y OTROS ACTIVOS NO CIRCULANTES:

Los cargos diferidos y otros activos comprenden lo siguiente:

	Costos de reestructuración de deuda (Nota 10)	Repuestos estratégicos (Nota 4)	Otros	Total
	(Miles de dólares estadounidenses)			
Saldo al 30 de septiembre de 2001	4.424	8.751	3.674	16.849
Adiciones	6.432	-	-	6.432
Retiros	-	(1.001)	(188)	(1.189)
Amortización	(692)	-	-	(692)
Saldo al 30 de septiembre de 2002	10.164	7.750	3.486	21.400
Adiciones	-	495	-	495
Retiros	-	-	-	-
Amortización	(2.306)	-	(540)	(2.846)
Saldo al 30 de septiembre de 2003	7.858	8.245	2.946	19.049

NOTA 10 - PRESTAMOS BANCARIOS Y PRESTAMOS A LARGO PLAZO:

Deuda a largo plazo -

En julio de 2000 Sivensa y su filial Sidetur lograron acuerdos con sus bancos acreedores para reestructurar deuda financiera a corto y largo plazo de Sivensa y Sidetur por un total de US$246 millones. Al 30 de septiembre de 2001 Sivensa no logró cumplir con el pago de la cuota de capital a corto plazo, ni de los intereses, así como tampoco logró cumplir con ciertos compromisos (covenants) establecidos en el contrato de préstamo. En diciembre de 2001 los bancos acreedores y la Gerencia de Sivensa llegaron a ciertos acuerdos en cuanto a los términos para la reestructuración de la deuda, los cuales fueron

aprobados por los accionistas de Sivensa en la Asamblea Extraordinaria del 25 de enero de 2002. En mayo de 2002 Sivensa y su filial Sidetur ejecutaron el contrato de préstamo con sus bancos acreedores para la reestructuración de su deuda financiera, de unos US$255 millones a esa fecha.

Al 30 de septiembre los vencimientos de esta deuda se detallan a continuación:

	2003	2002
	(En miles de dólares estadounidenses)	
2003	-	23.023
2004	844	10.256
2005	28.478	11.305
2006	12.402	12.357
2007	198.977	198.273
Total	240.701	255.214
Porción circulante	(844)	(23.023)
Porción a largo plazo	239.857	232.191

Durante el año finalizado el 30 de septiembre de 2003, Sivensa y Sidetur pagaron US$15,4 millones de capital y US$7 millones de intereses, correspondientes a los préstamos bancarios existentes (véase la Nota 15). Las tasas de interés oscilaron entre el 5% y 5,5% (5,4% y 5,5% en el 2002).

En septiembre de 2003 Sivensa y sus bancos acreedores firmaron una modificación a dicho contrato de préstamo. Dicha modificación establece cambios principalmente relacionados con a) la venta de activos identificados cuyo monto fue disminuido de US$22 millones a US$17 millones, b) la incorporación de mecanismos que permiten la amortización parcial del pago previsto por US$17 millones de dichos activos, y c) el establecimiento de una nueva fecha límite para la venta de los activos identificados, la cual es el 31 de marzo de 2005, en lugar del 30 de septiembre de 2003. La modificación del contrato no establece cambios en la forma de pago ni en la tasa de interés establecidas inicialmente. Como condición de este acuerdo de modificación, Sivensa canceló US$5.000.000 del Tramo "A" del contrato de préstamo.

Los principales términos y condiciones de dicho contrato de préstamo, luego de la modificación antes comentada, se resumen a continuación:

a) La deuda reestructurada es pagadera en dos tramos: Tramo "A" por US$130 millones y Tramo "B" por US$125 millones. El Tramo "A" es pagadero en cuotas trimestrales a partir del tercer trimestre del año fiscal 2003 y el saldo final en un pago en el último trimestre del año fiscal 2007 o antes, utilizando el exceso de flujo de caja. El saldo del Tramo "A" al 30 de septiembre de 2003 es de US$115,2 millones. El Tramo "B" será pagado el 30 de septiembre de 2007. La tasa de interés para el Tramo "A" será LIBOR, más el 3,5%, pagadero trimestralmente y el Tramo "B" no devengará intereses hasta la fecha de vencimiento.

b) Venta de ciertos activos. La totalidad de los fondos obtenidos por la venta de ciertos activos hasta por US$17 millones se aplicará al pago que vence el 31 de marzo de 2005 (el pago obligatorio de venta de activos) y los fondos en exceso a US$17 millones se aplicarían en orden inverso de vencimiento. En caso que Sivensa no cumpla con el pago obligatorio de venta de activos, i) efectuará una emisión de acciones comunes de Sivensa por una cantidad que le permita entregar a los acreedores el 20% de las acciones de Sivensa, luego de dilución (incluyendo el 15% de acciones iniciales), ii) transferirá los activos a un fideicomiso para el beneficio de los acreedores, siempre y cuando sea requerido por la mayoría de los acreedores.

c) Conversión de deuda en la fecha de vencimiento; obligatoria y opcional. La conversión obligatoria establece como condiciones: que no haya ocurrido y continúe un evento de incumplimiento, que el monto de deuda sea menor o igual a US$166 millones y que el monto acumulado de EBITDA (Ganancias antes de intereses, impuestos, depreciación y amorti-

zación) en los últimos 6 años sea mayor o igual a US$170 millones; en ese caso, se requeriría a los acreedores convertir deuda en acciones comunes de Sivensa; la conversión obligatoria se realizará a razón de US$1.750.000 por cada 1% de las acciones comunes en circulación (luego de dilución). La cantidad de deuda a convertir es la porción de deuda que supere al mayor entre US$100 millones y 3,5 veces el EBITDA de medición (promedio de los mismos tres años). La conversión opcional ocurre si no se cumple cualesquiera de las condiciones de la conversión obligatoria. Entonces los acreedores individualmente tendrían la opción de convertir la deuda y la conversión se realizará dependiendo del EBITDA promedio de los últimos tres años generado por Sivensa, en un rango de US$1.750.000 y US$900.000 por cada 1% de las acciones en circulación (luego de dilución). En cualquier caso, los acreedores no tendrían nunca más del 80% del total de acciones de Sivensa. La cantidad de deuda a convertir es la porción de deuda que supere 3,5 veces el EBITDA de medición.

d) La conversión, en caso de incumplimiento de pago, se sucedería a los 90 días después de la concurrencia de un incumplimiento en un pago programado en exceso a US$5 millones; en cuyo caso, los acreedores tendrían la opción de convertir el saldo de la deuda en acciones comunes de Sivensa y el precio de conversión se determinará dividiendo el saldo de la deuda a ser convertido entre el precio promedio de la acción de Sivensa (el precio promedio de la acción de Sivensa según la cotización de la Bolsa de Valores de Caracas por los últimos tres meses antes de cualquier fecha de determinación). Los acreedores no tendrían más del 80% del total de acciones comunes de Sivensa.

e) Como parte del acuerdo de reestructuración, Sivensa emitió para los bancos acciones comunes, que representan el 15% de las acciones en circulación. Asimismo, emitió a los bancos una Acción Dorada de Sivensa y de su filial Sidetur, que tiene derechos de votos especiales en algunos asuntos acordados (sujetos a las normas de la CNV) y el derecho de nombrar un director principal y suplente en Sivensa y en su filial Sidetur en la Junta Directiva, quienes tienen atribuciones especiales señaladas en los estatutos. La Acción Dorada se convertirá automáticamente en acción común y los directores de la Acción Dorada se convertirán en directores comunes, cuando el préstamo haya sido íntegramente pagado (por vía de pago en efectivo o a través de conversiones en acciones) y los acreedores sean propietarios de acciones comunes de Sivensa que representen menos del 5% del total de las acciones suscritas y pagadas de Sivensa, véase la Nota 14.

f) Las obligaciones con respecto a la deuda reestructurada están garantizadas por las acciones de las filiales Sidetur, Vicson, Torcar, Smith Brocas, Valvuvensa, Sidetur Holding Company, Sanchon Unico, Inverside, Simalla e Inversora; las cuentas por cobrar locales y de exportación de Sidetur; hipoteca mobiliaria e inmobiliaria sobre todos los activos no hipotecados de Sidetur, presentes y futuros; y las acciones del Consorcio Siderurgia Amazonia, Ltd. e IBH en una forma a ser acordada.

g) Como parte de la estructura de prenda de las acciones de Sidetur, las acciones propiedad de Sivensa en Sidetur se transfirieren a la Compañía Tenedora de Acciones de Compañías Siderúrgicas, "TECOSIDE" S.A., constituida en Venezuela, de la cual Sivensa era dueño del 100%. Sivensa constituyó a favor de los acreedores prenda sobre las acciones de su propiedad en TECOSIDE y, a su vez, TECOSIDE constituyó a favor de los acreedores, prenda sobre las acciones de Sidetur. Adicionalmente, TECOSIDE emitió a favor de los acreedores, Acciones de Platino que representan el 49% del capital social; estas acciones tendrán los mismos derechos y características de la Acción Dorada de Sivensa y serán convertibles en acciones comunes que representan el 51% de las acciones comunes de TECOSIDE, en el caso de que ocurra un evento de incumplimiento del contrato de préstamo. Las Acciones de Platino, previo a su conversión en acciones comunes, no tendrán derechos económicos en materia de dividendos y liquidación. En caso de que las Acciones de Platino no sean convertidas en acciones comunes, serán devueltas a Sivensa en la oportunidad de la conversión obligatoria de los préstamos. TECOSIDE únicamente podrá detentar acciones de Sidetur y no podrá contraer deuda.

Unos US$10,8 millones correspondientes a gastos directamente asociados con la contratación de la segunda reestructuración de la deuda fueron diferidos; al 30 de septiembre de 2003 el saldo, neto de amortización acumulada, es de unos US$7,8 millones (unos US$10,1 millones en el 2002), el cual se incluye en cargos diferidos, véase la Nota 2-g.

Préstamos bancarios a corto plazo -
Al 30 de septiembre de 2003 la filial Torcar mantiene un préstamo bancario a corto plazo por US$375.000 y devengan intereses a tasa anual del 5,33%.

NOTA 11 - OBLIGACIONES A LARGO PLAZO:
La filial Vicson y su filial Proalco tienen línea de crédito con un banco hasta por la cantidad de Bs 20.230 millones, equivalentes a US$12 millones al 30 de septiembre de 2003. A través de esta línea de crédito Vicson ha contratado préstamos a corto plazo por Bs 2.240 millones, equivalentes a unos US$1,4 millones. Los créditos serán al tipo de interés que esté vigente a la fecha de contratación.

Asimismo, Proalco, filial de Vicson, contrató pagarés a través de dicha línea de crédito, por Bs 15.469 millones equivalentes a US$9,6 millones, con vencimiento final en el 2008, pagadero por trimestres vencidos y con intereses determinados a tasa variable pagaderos mensualmente. Los pagarés están garantizados en contratos de prenda e hipoteca con una institución financiera por Bs 3.672 millones (Ps 6.610 millones). La porción circulante de dichas obligaciones a largo plazo, de unos Bs 9.030 millones, equivalentes a US$5,6 millones, se presenta con los préstamos bancarios.

NOTA 12 - OTROS EGRESOS NETOS:
Otros ingresos (egresos), netos comprenden lo siguiente:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Pérdida en venta de títulos valores	(2.788)	-
Ganancia en venta de activos fijos	16	78
Disminución en el valor de mercado de inversiones y otros activos	(1.101)	(1.571)
Provisión para contingencias	(548)	(82)
Otros, neto	(1.005)	664
	(5.426)	(911)

Durante el año finalizado el 30 de septiembre de 2003, la filial Sidetur efectuó operaciones de permuta de títulos emitidos por la República Bolivariana de Venezuela por Letras del Tesoro Americano, los cuales fueron posteriormente vendidos en moneda extranjera generándose una pérdida de unos US$2,5 millones.

NOTA 13 - IMPUESTOS:
El gasto de impuestos estimado comprende lo siguiente:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Impuesto sobre la renta del año	(16.582)	(4.211)
Impuesto a los activos empresariales	(393)	(1.524)
Impuesto sobre la renta diferido	(623)	(5.401)
Beneficio fiscal por la utilización de créditos de impuesto a los activos empresariales, pérdidas fiscales y rebajas por nuevas inversiones de años anteriores	13.919	4.103
Total gasto de impuestos del año	(3.679)	(7.033)

Impuesto sobre la renta -
Con base en la Ley de Impuesto sobre la Renta en Venezuela, el Grupo Sivensa y sus filiales no consolidan sus resultados para propósitos fiscales y, en consecuencia, presentan declaraciones fiscales individualmente (en moneda local). Como resultado de esto, ciertas filiales pueden tener tratamientos fiscales diferentes, dependiendo de la naturaleza de sus actividades. Las

principales diferencias entre el monto de impuesto sobre la renta calculado con base en las alícuotas impositivas del 34% y las alícuotas impositivas efectivas para los años presentados, se resumen a continuación:

	Años finalizados el 30 de septiembre de	
	2003	2002
	%	%
Tasa legal de impuesto sobre la renta	(34,0)	34,0
Disminución de la tasa legal como resultado de:		
Traducción a dólares estadounidenses para fines contables y efecto de determinar los impuestos en bolívares	(43,1)	(30,5)
Participación patrimonial en filiales	-	(9,1)
Provisión para inversiones	-	(19,2)
Ajuste por inflación para fines fiscales	4,0	19,1
Otras provisiones	34,5	(1,9)
Impuesto a los activos empresariales	(1,3)	(0,5)
Otros, neto	-	1,2
Tasa efectiva de impuesto sobre la renta	(39,9)	(6,9)

A partir de 1993 se requiere un reajuste por inflación anual a ser considerado como un incremento o disminución de la renta gravable sujeta al pago de impuesto. El efecto del reajuste por inflación para fines fiscales surge de la aplicación de la normativa establecida en la Ley de Impuesto sobre la Renta, cuyo cálculo difiere del determinado a efectos contables. El denominado reajuste regular por inflación, se determina indexando la totalidad de los activos y pasivos no monetarios, así como el patrimonio fiscal inicial, por la variación experimentada por el Indice de Precios al Consumidor (IPC) acumulado para el ejercicio respectivo o desde el momento de haberse adquirido activos no monetarios, asumido pasivos no monetarios, o haberse incrementado o disminuido el patrimonio fiscal inicial ajustable por inflación. Además, la Ley estableció que los nuevos valores resultantes de la revalorización se depreciaran sobre la vida útil restante de los activos fijos.

La Ley de Impuesto sobre la Renta establece que las pérdidas y créditos fiscales por nuevas inversiones trasladables pueden ser utilizados en los tres años siguientes para reducir los impuestos sobre la renta por pagar. Al 30 de septiembre de 2003 Sivensa y algunas de sus filiales tienen pérdidas fiscales trasladables por Bs 5.035 millones, las cuales podrán ser compensadas en futuras ganancias gravables hasta el ejercicio a finalizar en el 2004; también tienen créditos fiscales por nuevas inversiones por Bs 134 millones (equivalentes a US$83.750), que podrán ser aplicados contra los pasivos de impuesto sobre la renta hasta el ejercicio a finalizar en el 2005.

Los componentes del impuesto sobre la renta diferido activo, neto son los siguientes:

	30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Reservas y otras provisiones no deducibles hasta su pago	1.114	1.285
Incluido en:		
Gastos pagados por anticipado e impuestos diferidos (porción circulante)	-	508
Impuesto diferido (porción a largo plazo)	1.114	777
	1.114	1.285

Al 30 de septiembre de 2003 y 2002, existen otras diferencias temporales, incluyendo pérdidas fiscales trasladables y otros créditos fiscales en relación con los cuales la gerencia ha estimado como improbable su realización futura.

En diciembre de 2001 fue promulgada una nueva reforma de la Ley de Impuesto sobre la Renta venezolana, la cual entre otros aspectos, introduce algunas modificaciones al impuesto fiscal, al gravamen fiscal, al dividendo, al régimen de transferencia de precios y al ajuste por inflación.

Impuesto a los activos empresariales -
El impuesto establecido en la Ley de Impuesto a los Activos Empresariales en Venezuela funciona como un impuesto complementario al impuesto sobre la renta y se determina sobre las bases del promedio simple de los activos tangibles e intangibles de su propiedad, situados en Venezuela, que durante el ejercicio estuvieron incorporados en la producción de enriquecimientos provenientes de actividades comerciales o industriales. La alícuota impositiva aplicable a la base imponible fue del 1% anual, menos el porcentaje de ventas de exportación con respecto al total de ventas. Este impuesto y el impuesto sobre la renta se calculan conjuntamente, siendo el pasivo fiscal el mayor de los dos.

El Grupo Sivensa y algunas de sus filiales pagaron el impuesto a los activos empresariales en los períodos fiscales del 2003 y 2002, mientras que otras filiales pagaron el impuesto sobre la renta. El impuesto a los activos empresariales para el período fiscal 2003 alcanzó a US$364.000 (US$1.524.000 en el 2002). El pago de este impuesto podrá ser considerado, hasta por los tres ejercicios anuales siguientes, como créditos contra el impuesto sobre la renta causado.

Impuesto al valor agregado -
En mayo de 1999 el gobierno venezolano, mediante un decreto con rango y fuerza de Ley, promulgó el impuesto al valor agregado (IVA). El sistema utilizado para este impuesto es el denominado de tipo crédito, el cual se causa en las distintas etapas de la producción y de la comercialización, generándose un impuesto sobre la base del valor agregado en cada una de éstas. La tasa impositiva aplicable es fijada anualmente en la Ley de Presupuesto Venezolana, la cual hasta agosto de 2002 fue del 14,5% y a partir de septiembre de 2002 fue del 16%. La Ley también incorpora a partir de septiembre de 2002 una alícuota impositiva adicional del 10%, aplicable en el consumo de bienes y servicios considerados por la Ley como de consumo suntuario. Este impuesto establece una alícuota impositiva especial para los exportadores del 0%, otorgando el derecho a estos últimos, en función de la relación porcentual de las ventas de exportación sobre el total de sus ventas, de recuperar los créditos fiscales respaldados por la compra o importación de bienes y servicios.

Al 30 de septiembre de 2003 el Grupo Sivensa tiene registrado créditos fiscales por Bs 12.897 millones, equivalentes a US$8.060.000 (Bs 2.974 millones, equivalentes a US$2.018.000 al 30 de septiembre de 2002) por concepto de impuesto al valor agregado e impuesto al consumo suntuario y a las ventas al mayor (véase la Nota 3), de los cuales Bs 8.803 millones, equivalentes a US$5,5 millones (Bs 2.114 millones, equivalentes a US$1,4 millones al 30 de septiembre de 2002) corresponden a créditos a recuperar producto de operaciones de exportación.

Impuesto al débito bancario -
En marzo de 2002 el Ejecutivo Nacional en Venezuela, mediante un decreto con rango y fuerza de Ley, estableció el impuesto al débito bancario, el cual gravó principalmente los débitos o retiros efectuados en cuentas corriente, de ahorro, depósitos en custodia, o en cualquier otra clase de depósitos a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero realizado por personas naturales y jurídicas en los bancos y otras instituciones financieras del país cuyo monto sea superior a Bs 473.600. La alícuota de este impuesto es del 0,75% (1% hasta junio de 2003 y 0,75% hasta agosto de 2002) y tendrá vigencia hasta marzo de 2004. Durante los años finalizados el 30 de septiembre de 2003 y 2002, Sivensa y sus filiales incurrieron en gastos por unos Bs 3.031 millones y Bs 1.886 millones, equivalentes a unos US$1.584.0000 y US$921.000, respectivamente, por concepto de impuesto al débito bancario.

NOTA 14 - PATRIMONIO:

Capital social y dividendos -

Al 30 de septiembre de 2003 y 2002 el capital social legal suscrito y pagado de Sivensa está representado por 3.529.754.911 acciones comunes y una Acción Dorada, con un valor nominal de Bs 20 cada una. El capital autorizado de la Compañía es de Bs 141.190 millones.

Al 30 de septiembre de 2001 el capital social legal suscrito y pagado de Sivensa estaba representado por 3.006.871.334 acciones comunes, con valor nominal de Bs 20 cada una. El capital autorizado de Sivensa era de Bs 80.000 millones.

En la Asamblea Extraordinaria de Accionistas de 25 de enero de 2002, se aprobó aumentar el capital social en Bs 10.457 millones, mediante la emisión de 522.883.577 acciones comunes y una Acción Dorada, con valor nominal de Bs 20 cada una, a ser suscritas por las entidades financieras acreedoras, a través de la capitalización de acreencias derivadas de las comisiones por la reestructuración de deudas y elevar el capital autorizado de Sivensa de Bs 80.000 millones a Bs 141.190 millones (véase la Nota 10). En esa misma asamblea de accionistas se aprobó la distribución de la totalidad de las acciones en tesorería en poder de la filial C.A. Inversiones Siderúrgica "Inverside" a través de un dividendo en acciones a razón de una acción por cada ochenta acciones que posean los accionistas debidamente registrados en el libro de accionistas.

En dicha Asamblea Extraordinaria también se aprobó, entre otros asuntos, lo siguiente:

a) El régimen estatutario que regirá, en lo sucesivo, con relación a la Acción Dorada y para efectuar futuras capitalizaciones de acreencias, tanto obligatorias como opcionales, por parte de las instituciones financieras acreedoras, bajo los términos y condiciones de la reestructuración, a través de aumentos de capital que deberá ejecutar la Junta Directiva y/o la Asamblea, mediante la emisión de nuevas acciones comunes, a ser suscritas por las instituciones financieras, véase la Nota 10.

b) La suspensión temporal del régimen de decreto y pago de dividendos en efectivo de Sivensa.

c) Aprobar la reorganización de las subsidiarias y la inversión de Sivensa en ellas.

d) Autorizar la constitución de todas las garantías que deban otorgarse para la ejecución de la reeestructuración de la deuda financiera.

e) Aprobar la modificación del documento constitutivo estatutario con el objeto de adaptar el mismo a los requerimientos exigidos bajo la reestructuración.

De acuerdo con los estatutos de Sivensa, cada acción confiere a su titular el derecho a un voto en las Asambleas de Accionistas en todos aquellos asuntos inherentes a su condición de accionistas de acuerdo con lo dispuesto en el Código de Comercio, en la Ley de Mercado de Capitales y en cualquier otra disposición legal o reglamentaria que le sea aplicable, salvo por los derechos especiales de voto que se confieren a la Acción Dorada. Estos derechos especiales se refieren a asuntos que sólo requieren la presencia y aprobación del titular de la Acción Dorada y asuntos que no pueden ser aprobados si son objetados por el titular de la Acción Dorada; así como también a lo relativo a la ejecución por asamblea de las capitalizaciones de acreencias establecidas en el contrato de reestructuración.

Adicionalmente, de acuerdo con lo establecido en los estatutos, la Acción Dorada tiene las siguientes características:

a) La Acción Dorada se convertirá de pleno derecho en acción común cuando las obligaciones objeto del plan de reestructuración de la deuda de Sivensa y Sidetur, hayan sido íntegramente pagadas (por vía de pago en efectivo o a través de conversiones en acciones) y los bancos acreedores sean propietarios de acciones comunes de "Sivensa" que representen menos del 5% del total de las acciones suscritas y pagadas de "Sivensa".

b) La Acción Dorada pertenece a los bancos acreedores y la propiedad de esta Acción es intransferible, no podrá ser negociada privadamente, ni será inscrita ni negociada en Bolsa de Valores de Caracas.

c) El titular de la Acción Dorada tendrá derecho a designar, remover y sustituir a uno de los ocho directores principales y adicionalmente designará a un director suplente del Grupo Sivensa, quien será el suplente personal y único del director principal por él designado.

d) El titular de la Acción Dorada tendrá el derecho de solicitar a la Junta Directiva, en cualquier momento que proceda, a que se convoquen asambleas.

e) Cualesquiera de los directores (principal o suplente) designados por el titular de la Acción Dorada tendrá derecho a convocar reuniones de Junta Directiva, actuando individualmente.

Al 30 de septiembre de 2002 existen 43.864.399 acciones comunes en tesorería en poder de la filial C.A. Inversiones Siderúrgica "Inverside".

Al 30 de septiembre de 2003 y 2002, existen unas 1.078.944.905 y 1.096.441.585 acciones comunes, respectivamente, formando parte de "American Depositary Shares" (ADS); cada ADS representa 98 acciones comunes de Sivensa.

Sivensa paga sus dividendos en bolívares (véase la Nota 2-a). Según la Ley de Mercado de Capitales, las sociedades que hagan oferta pública de sus acciones deberán repartir entre sus accionistas no menos del 50% de las utilidades netas (en bolívares) después de apartado para impuesto sobre la renta y deducidas las reservas legales; de este porcentaje, no menos del 25% deberá ser repartido en efectivo. Según las Normas emitidas por la Comisión Nacional de Valores (CNV), la base para la distribución de dividendos y participaciones estatutarias no incluye la participación patrimonial en los resultados de filiales.

En septiembre de 2001, a requerimiento de la banca acreedora como parte de las negociaciones para la reestructuración de la deuda indicada en la Nota 10, Sivensa solicitó a la CNV que se le eximiera de la referida obligación de decretar y pagar dividendos mínimos durante un período de seis años contados a partir de la fecha de efectividad de la segunda reestructuración de deuda que se menciona en la Nota 10. Esta solicitud fue aprobada por la CNV el 23 de octubre de 2001 en la Resolución N° MF-CNV-CJ-138 y aprobada en Asamblea Extraordinaria de Accionistas del 25 de enero de 2002.

Plan de opciones -
El Grupo Sivensa ofreció a sus ejecutivos un plan de opciones para la compra de acciones. Tales opciones permitían a los ejecutivos adquirir en cualquier momento durante un período de cuatro años, a partir de la fecha en que la opción es otorgada, acciones de Sivensa al precio de mercado a la fecha de cierre del período fiscal anterior a la fecha de otorgamiento de la opción. Los cargos a resultados relacionados con este plan de opciones no son materiales.

A continuación se presenta un resumen de los cambios en las opciones vigentes en circulación:

	Número de acciones	Precio promedio (Bs)
Opciones:		
En circulación al 30 de septiembre de 2001	453.172	27,04
Vencidas	(219.791)	36,80
En circulación al 30 de septiembre de 2002	233.381	17,86
Vencidas	(233.381)	
En circulación al 30 de septiembre de 2003	-	

La siguiente tabla resume la información acerca de las opciones en circulación al 30 de septiembre de 2002:

Número de opciones vigentes	Precio de ejercicio	Fecha de vencimiento
	Bs	
233.381	17,86	30 de septiembre de 2003

Reserva legal -
La reserva legal es un requerimiento según el cual las compañías venezolanas deben apartar el 5% de sus ganancias netas (en bolívares) hasta que la reserva legal sea equivalente al menos a un 10% del capital social (en bolívares).

NOTA 15 - CAMBIO EXTRANJERO:
El 13 de febrero de 2002 el Ejecutivo Nacional y el Banco Central de Venezuela (BCV) implantaron un nuevo régimen de libre flotación del tipo de cambio, eliminando el sistema de banda de fluctuación máxima y mínima que estuvo vigente hasta esa fecha. Bajo este nuevo esquema, el BCV vendía y compraba divisas a los operadores del mercado cambiario mediante un mecanismo de subastas.

El 21 de enero de 2003 se suspendió el libre comercio de divisas en Venezuela y el 5 de febrero de 2003 el BCV y el Ministerio de Finanzas suscribieron el Convenio Cambiario N° 1, el cual establece el nuevo régimen para la administración de divisas a ser aplicado en el país como consecuencia de la política cambiaria acordada entre el Ejecutivo Nacional y el BCV. Igualmente, suscribieron el Convenio Cambiario N° 2, mediante el cual se fijó la tasa de cambio en Bs 1.596/US$1 para la compra y Bs 1.600/US$1 para la venta. Asimismo, mediante Decreto Presidencial de esa misma fecha, se crea la Comisión de Administración de Divisas (CADIVI), la cual tiene como atribuciones la coordinación, administración, control y establecimiento de los requisitos, procedimientos y restricciones para la ejecución del Convenio Cambiario N° 1.

El Convenio Cambiario N° 1, entre otros aspectos, establece la obligación de vender al BCV todas las divisas que ingresan al país y suspende temporalmente la compra y venta en moneda nacional de títulos de la República emitidos en divisas. El BCV centralizará la compra y venta de divisas en el país.

Posteriormente, CADIVI ha emitido providencias sobre diferentes aspectos y requisitos en relación con la administración del régimen cambiario, tales como los relacionados con registros de usuarios, requisitos para los importadores y exportadores y requisitos para el registro de la deuda externa del sector privado al 22 de enero de 2003.

Sivensa y Sidetur cumplieron los procesos requeridos para la inscripción y registro de su deuda externa privada de US$250 millones ante CADIVI a los fines de poder obtener las divisas para el pago de dicha deuda, a la tasa de cambio oficial establecida en el Convenio Cambiario N° 2. Según comunicación emitida por CADIVI el 14 de octubre de 2003, se aprobó la solicitud de registro de dicha deuda. Las otras filiales no tenían deuda externa privada neta al 22 de enero de 2003 por registrar ante CAVIDI.

Hasta el 5 de diciembre de 2003, Sivensa y sus filiales habían solicitado ante CADIVI un total de US$21 millones para el pago de importaciones, de los cuales ya han sido aprobados US$20 millones y efectivamente liquidados US$7 millones. Asimismo y con base en la normativa emitida por CADIVI en relación con amortizaciones contractuales de deuda como consecuencia de la actividad exportadora del deudor externo, Sidetur ha cancelado unos US$13.680.083 de capital e intereses de su deuda financiera.

NOTA 16 - TECNOLOGIA Y REGALIAS:

En noviembre de 1992 Fior de Venezuela, S.A. celebró un contrato de cooperación, mediante el cual desarrolló conjuntamente con la compañía Voest-Alpine Industrieanlagenbau Gmbh (VAI) la ingeniería básica para lograr lo que se definió como proceso Finmet (proceso de reducción directa del mineral de hierro). Adicionalmente, Fior y VAI suscribieron un contrato de comercialización de dicho proceso Finmet, en el cual se establecen ciertos países donde Fior tiene derecho exclusivo de promoción y comercialización y se establecen las condiciones bajo las cuales VAI tendrá derecho a promover y comercializar, exclusivamente y a nivel mundial, el proceso Finmet y sus mejoras.

De acuerdo con dicho contrato, Fior tendrá derecho a recibir de VAI un monto mínimo de US$6 por tonelada métrica de capacidad nominal de diseño de cualquier nueva planta Finmet. Dicho ingreso se hará efectivo para Fior, o para una filial de Fior, en un 50% al momento del inicio del montaje de las instalaciones electromecánicas y el 50% restante a los 30 días después de la fecha de aceptación provisional de la planta; a partir del 2002 entre un 75% y un 85% de la regalía se hará efectiva a los 30 días de la firma del contrato y el remanente después de la aceptación provisional de la planta. En mayo de 1997 Fior transfirió a Brifer los derechos de este contrato; Fior también le transfirió a Brifer las patentes y derechos del proceso Finmet. En 1996 la compañía australiana The Broken Hill Proprietary Company Limited (BHP) (actualmente BHP-Billiton) inició el montaje de las instalaciones electromecánicas de una planta en Australia que utilizará el proceso Finmet, con una capacidad anual diseñada de 2.000.000 de toneladas métricas, lo que representa una regalía total de US$12.000.000 para Fior. La filial Brifer (totalmente poseída por Fior hasta septiembre de 1997) recibió en 1996 US$6.000.000 de ingresos por concepto de regalías sobre dicho proceso Finmet a ser usado por la planta de BHP. Durante 1999 se determinó que la capacidad de esta planta sería mayor a lo inicialmente estimado, por lo que Brifer (poseída por IBH en un 50%) reconoció como ingresos en 1999 US$1.000.000 como complemento a la regalía. Los restantes US$6.000.000 se cobrarán y se reconocerán como ingreso una vez se obtenga la aceptación provisional de la referida planta; este pago también está siendo objeto de las negociaciones entre IBH y BHP, mencionadas en la Nota 7, por lo cual aún no se ha reconocido el ingreso.

Como parte del convenio de formación de la Asociación con BHP mencionado en la Nota 7, el 50% de las acciones de Brifer fueron vendidas a BHP en septiembre de 1997.

NOTA 17 - INFORMACION POR SEGMENTOS DE NEGOCIO:

La estructura comercial del Grupo Sivensa agrupa principalmente tres grandes segmentos de negocio:

Briquetas (HBI) -

La producción de briquetas de hierro se realiza en la planta Venprecar. La mayor parte de las briquetas producidas es exportada y el resto, junto con la chatarra y otros insumos, se incorpora al proceso de acería en algunas de las plantas de Sidetur.

Sector siderúrgico -

Las plantas siderúrgicas de Sidetur producen palanquillas de acero. Parte de estos productos semi-terminados son exportados y el resto se convierte en cabillas y otros productos largos laminados de venta principalmente en el mercado local.

Sector alambre -

Vicson produce alambre y productos derivados que se utilizan en los sectores de construcción, agricultura y manufactura. El alambre de púas, el alambre para resortes de colchón, el alambre para talones de neumáticos, galvanizado para guayas, clavos, mallas ciclón y mallas hexagonales son los principales productos de Vicson.

A continuación se presenta la información relevante de cada uno de los sectores de mercado:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Total ventas netas:		
Briquetas -		
Mercado local	13.150	4.832
Exportaciones	56.940	50.077
	70.090	54.909
Siderúrgico -		
Mercado local	95.443	124.673
Exportaciones	23.496	18.332
	118.939	143.005
Alambre -		
Mercado local	32.134	38.237
Exportaciones	33.451	34.164
	65.585	72.401
Otros -		
Mercado local	1.468	4.241
Exportaciones	1.897	101
	3.365	4.342
Eliminaciones Intra-Sivensa	(8.114)	(1.044)
	249.865	273.613
Utilidad operativa:		
Briquetas	10.380	(15.510)
Siderúrgico	17.751	18.975
Alambre	6.006	5.835
Otros	(161)	(29)
	33.976	9.271
Corporativa	(568)	(2.612)
Eliminaciones Intra-Sivensa	168	(1.585)
	33.576	5.074
Intereses minoritarios en resultados de filiales:		
Briquetas	(1.960)	20.781
Alambre	(337)	(819)
Otros	(1)	238
	(2.298)	20.200
Activos identificables al final del año:		
Briquetas	131.778	117.468
Siderúrgico	182.555	163.637
Alambre	92.814	82.807
Otros	82.365	73.810
Corporación (Casa Matriz)	281.642	296.466
	771.154	734.188
Eliminaciones Intra-Sivensa	(232.771)	(213.227)
	538.383	520.961

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Pasivos identificables al final del año:		
Briquetas	36.102	25.693
Siderúrgico	78.251	72.011
Alambre	23.766	15.582
Otros	8.521	8.091
Corporativo	278.458	281.577
	425.098	402.954
Eliminaciones Intra-Sivensa	(65.545)	(41.220)
	359.553	361.734
Ventas de exportación:		
Norte América -		
Briquetas	28.310	33.540
Alambre	3.114	3.308
Siderúrgico	651	755
	32.075	37.603
Sur América, Centro América y el Caribe -		
Siderúrgico	24.668	17.577
Briquetas	1.332	127
Alambre	30.278	30.856
Otros	74	101
	56.352	48.661
Asia -		
Briquetas	12.029	288
Europa -		
Briquetas	12.244	16.122
	112.700	102.674
Depreciación y amortización:		
Briquetas	8.413	9.045
Siderúrgico	12.865	12.745
Alambre	5.209	3.424
Otros	522	417
Corporativo	2.095	705
	29.104	26.336
Eliminaciones Intra-Sivensa	(168)	(168)
	28.936	26.168

NOTA 18 - CUENTAS Y TRANSACCIONES CON COMPAÑIAS RELACIONADAS:

Sivensa y sus filiales mantienen negocios con algunos de sus socios minoritarios y otras afiliadas, bajo varios acuerdos contractuales. Los saldos con estas compañías relacionadas comprenden lo siguiente:

	30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Cuentas por cobrar:		
Orinoco Iron, C.A.	3.924	771
Bekaert	2.121	-
Operaciones RDI, C.A.	323	912
Otras	561	438
	6.929	2.121
Cuentas por cobrar a largo plazo:		
Orinoco Iron, C.A.	9.037	7.580
Operaciones RDI, C.A.	780	722
CVG Ferrominera del Orinoco	161	161
Consorcio Siderurgia Amazonia, Ltd.	-	1.138
	9.978	9.601
Provisión para cuentas de cobro dudoso (Nota 7)	(9.817)	(8.302)
	161	1.299
Cuentas por pagar:		
CVG Ferrominera del Orinoco	26.269	21.095
Siderúrgica del Orinoco, C.A.	1.508	1.615
Smith Tools	1.100	1.079
Otras	-	14
	28.877	23.803

Las transacciones más importantes con compañías relacionadas comprenden lo siguiente:

	Años finalizados el 30 de septiembre de	
	2003	2002
	(Miles de dólares estadounidenses)	
Ventas	15.552	2.374
Compras de mineral de hierro y otras materias primas	54.111	42.865
Gastos por regalías	299	339

El mineral de hierro utilizado en la producción de briquetas es suministrado por la CVG Ferrominera del Orinoco, C.A. (FMO), único proveedor de este mineral en Venezuela, conforme al contrato firmado en 1988. Este contrato tiene una duración de 10 años, con una cláusula de renovación automática; el contrato fue renovado en 1997 bajo los mismos términos por un período de 20 años. Los precios son fijados con base en los precios prevalecientes en el mercado internacional. No existe un compromiso mínimo para la compra del mineral de hierro. FMO ha estado extendiendo los plazos del cobro de sus facturas. La cuenta por pagar a FMO genera intereses sobre saldos vencidos. Actualmente, Venprecar se encuentra en proceso de negociación con FMO de los términos de cancelación de las deudas pendientes.

La afiliada Orinoco Iron suministra a la filial Venprecar ciertos servicios de mercadeo y ventas de briquetas de acuerdo con contrato firmado entre las partes.

En septiembre de 2003 Venprecar celebró un contrato de opción a compra con la compañía relacionada Orinoco Iron por unos US$2,9 millones, para la compra de Certificados Especiales de Reintegros Tributarios (CERT). De acuerdo con este contrato, las partes convienen en formalizar la operación de venta de CERT en 30 días, de lo contrario, Orinoco Iron conviene en pagar intereses moratorios sobre la base de la tasa de interés activa promedio ponderado del cierre mensual de los seis principales bancos del país, publicados por el BCV. Al 9 de diciembre de 2003 la compra aún no se había formalizado.

La filial Vicson tiene un contrato de asistencia técnica con su relacionada Bekaert Engineering, equivalente al 0,75% de las ventas de Vicson, excluyendo las provenientes de cables, neto de descuentos y comisiones en ventas, fletes e impuestos.

NOTA 19 - COMPROMISOS Y CONTINGENCIAS:

Litigios y otros reclamos -

Ciertos litigios y reclamos contra Sivensa y sus filiales, surgidos en el curso normal del negocio, están pendientes y no se pueden cuantificar sus posibles efectos finales. En opinión de la Gerencia del Grupo, basada en la opinión de los asesores legales de Sivensa, estos asuntos no deberían tener un efecto material adverso en la posición financiera consolidada o en los resultados consolidados de operaciones de Sivensa y sus filiales.

Regulaciones ambientales -

Sivensa y sus filiales están sujetas a leyes y regulaciones ambientales en Venezuela. Sivensa y sus filiales no han sido objeto de reclamos por parte de las autoridades ambientales y de salud, en relación con asuntos ambientales, y no están al tanto de reclamos o condiciones que puedan culminar en demandas en relación con algún incumplimiento que, en opinión de la Gerencia del Grupo, podrían tener un efecto adverso significativo en la posición financiera o resultados consolidados de operaciones de Sivensa y sus filiales.

Garantía -

Como se explica en la Nota 7, acciones y activos de la filial IBH y su filial Venprecar están dados en garantía sobre parte de un préstamo a largo plazo recibido por la empresa afiliada Orinoco Iron, el cual actualmente se encuentra en situación de incumplimiento de pagos ("default"). Al 30 de septiembre de 2003 la parte garantizada por IBH y Venprecar es de US$364 millones (US$351 millones al 30 de septiembre de 2002).

Relaciones con los Inversionistas

Relaciones con los Inversionistas
Gerencia Corporativa de Finanzas
Av. Venezuela, Edificio Torre América, Piso 12, Urb. Bello Monte, Caracas, Venezuela
Teléfonos: (58212) 707.62.80
Telefax: (58212) 707.63.52
E-mail: antonio.osorio@sivensa.com

Agente de Traspaso
Planivensa
Av. Venezuela, Edificio Torre América, Piso 12, Urb. Bello Monte, Caracas, Venezuela.
Teléfonos: (58212) 707.64.69 / 707.64.66
Telefax: (58212) 707.64.56
E-mail: peggy.medina@sivensa.com

Auditores
Espiñeira, Sheldon y Asociados (Miembro de PricewaterhouseCoopers)
Av. Principal de Chuao, Edif. del Río, Caracas, Venezuela
Teléfono: (58212) 700.66.66
Telefax: (58212) 993.64.93
E-mail: luis.rincon@ve.pwc.com

Publicado por:
Gerencia Corporativa de Finanzas

Diseño Gráfico y Producción:
Pérez Fernández Estudio Gráfico, S.R.L.

Fotografías:
Archivo SIVENSA

Pre-prensa e Impresión:
Intenso Offset (Grupo Intenso)

Caracas, 2004

Depósito Legal: pp 76-1767